EXECUTION COPY

INTERESTS PURCHASE AGREEMENT

          This Interests Purchase Agreement dated as of December 5, 2007 (this “Agreement”) is among NTS Technical Systems, a California corporation (“Buyer”), the Richard W. Mouser Revocable Trust, the Debra S. Mouser Revocable Trust and the 2007 Richard W. Mouser Irrevocable Trust (the “Interest Holders”) and Richard W. Mouser, in his individual capacity (“Richard Mouser”) and Debra S. Mouser, in her individual capacity (“Debra Mouser”), referred to together as the “Mousers.” Capitalized terms used but not defined herein have the meanings assigned to them on Exhibit A.

          The Interest Holders are the sole owners of the Company’s issued and outstanding limited liability company interests (the “Interests”).

          Buyer desires to purchase the Interests from the Interest Holders, and the Interest Holders desire to sell the Interests to Buyer, all on the terms and conditions hereinafter set forth.

          Concurrently herewith, and as an inducement for Buyer to enter into this Agreement, Richard Mouser and Debra Mouser (the “Guarantors”) are each delivering to Buyer a Guaranty (the “Guaranties”) pursuant to which they are, among other things, guaranteeing the obligations of the Interest Holders under this Agreement and each of the Transaction Documents to which the Interest Holders are a party.

          In consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

ARTICLE I

PURCHASE AND SALE OF INTERESTS

1.1	Purchase and Sale.

                    (a)      Upon the terms and subject to the conditions set forth in this Agreement, the Interest Holders shall sell, assign, transfer and deliver the Interests to Buyer free and clear of all Liens, and Buyer shall accept and purchase the Interests from the Interest Holders for an aggregate purchase price equal to the Purchase Price.

                    (b)      As payment for the Interests, Buyer shall at the Closing pay and deliver to the Interest Holders an amount in cash equal to the Purchase Price by wire transfer of immediately available funds in accordance with written instructions that the Interest Holders shall have provided to Buyer at least two Business Days prior to the date hereof; and to the Escrow Agent an amount equal to the Escrow Amount by wire transfer of immediately available funds in accordance with instructions set forth in the Escrow Agreement.

                    (c)      The escrowed funds being held by the Escrow Agent shall be held and distributed as provided in the Escrow Agreement.

                    (d)    The Maximum Earn Out Amount:

                    (i)      In addition to the Purchase Price, the Interest Holders may earn up to an additional $1,800,000 in cash consideration (the “Maximum Earn Out Amount”) for the sale of the Interests on the following terms and conditions:

(A) In the event that during the 24 months immediately following the Closing (the “Earn Out Period”), the Company receives aggregate Net Revenues of $6,400,000 (the “Revenue Target”), or more; and

          (B)       Richard Mouser shall not have voluntarily terminated his employment with the Company during the Earn Out Period, other than for Good Reason, death or disability, nor shall he have been terminated by the Company for Cause.

                    (ii)      In the event that Net Revenues during the Earn Out Period are less than the Revenue Target, the Maximum Earn Out Amount will be reduced proportionately. By way of example only, if the Net Revenues are 50% of the Revenue Target, or $3,200,000, then the Maximum Earn Out Amount will be reduced by 50% to $900,000. Interest at the rate of 6% per annum will accrue from the date hereof on the amount paid to the Interest Holders pursuant to the provisions set forth in this Section 1.1(d).

                    (iii)      As used herein, “Net Revenues” means the gross amount of revenues received by the Company during the Earn Out Period, net of any discounts and returns, and as determined in accordance with GAAP, applied consistently with past practices of the Company.

                    (iv)      Net Revenues derived from customers of the Company on the date hereof who during the Earn Out Period refer ballistic resistance testing business to, or transfer their ballistic resistance testing to, another testing facility operated by Buyer, or one of its Affiliates, will be included in the calculation of net revenues of the Company.

                    (v)      The amount payable to the Interest Holders pursuant to this Section 1.1(d) shall be paid to the Interest Holders by wire transfer in immediately available funds within 90 days following the end of the Earn Out Period.

          1.2        Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Sheppard Mullin Richter & Hampton LLP, Four Embarcadero, 17th Floor, San Francisco, California, at 10:00 a.m.on the date hereof or at such other time, on such other date and at such other place as may be mutually agreed upon by Buyer and the Interest Holders.

          1.3     Deliveries at the Closing. In addition to the other requirements set forth herein, at the Closing:

                   (a)      The Interest Holders shall cause each of the following to be delivered to Buyer:

                    (i)      one or more certificates representing the Interests, and any other documents that are necessary to transfer to Buyer good, valid and marketable title to all the Interests free and clear of all Liens;

(ii) instruments evidencing the resignation of the directors and officers of the Company specified on Schedule 1.3(a);

(iii) General Releases from each of Richard Mouser and Debra Mouser, duly executed by the applicable releasor;

                    (iv)      a certificate duly executed by the Secretary of the Company certifying as to: (A) the full force and effect of resolutions of its managing members attached thereto as exhibits evidencing the authority of the Company to consummate the transactions contemplated by the Transaction Documents to which it is a party; (B) the full force and effect of the organizational documents of the Company attached thereto as exhibits; and (C) the incumbency and signature of the officers of the Company who have executed the Transaction Documents to which the Company is a party;

                    (v)        certificates from appropriate government officials (each dated as of a recent date) certifying as to the good standing of the Company in its jurisdiction of organization and in each jurisdiction in which it is qualified to conduct business as a foreign corporation;

                    (vi)      evidence that each of the Excluded Assets has been transferred to the Person listed on Schedule 1.3(a)(vi) as the transferee thereof pursuant to one or more instruments in form and substance reasonably satisfactory to Buyer; and (b) evidence of payment or other evidence of release of the Company from all liabilities and obligations in connection with the Excluded Assets (including any Tax liabilities arising as a result of such transfers) pursuant to one or more instruments in form and substance reasonably satisfactory to Buyer;

                    (vii)      copies of all notices to, and declarations, filings and registrations with, and consents, authorizations, approvals and waivers from, governmental and regulatory bodies required to consummate the transactions contemplated hereby and all consents and waivers listed on Schedule 2.3 (including applicable UCC-3 termination statements, payoff letters and other documentation relating thereto and approvals from the National Institute of Justice and the United States Army relating to ballistic resistance testing) and all other consents and waivers required to consummate the transactions contemplated hereby;

(viii) evidence of termination of the Company’s Sponsored 401(k) plan;

(ix) the FIRPTA Certificate called for by Section 2.7(o);

(x) the Escrow Agreement, duly executed by the Interest Holders;

(xi) the New Lease, duly executed by the landlord party thereto;

(xii) the Employment Agreement, duly executed by Richard Mouser;

(xiii) the Guaranties, duly executed by Richard Mouser and Debra Mouser;

                    (xiv)    a certificate duly executed by the trustee(s) of the Interest Holders certifying as to the full force and effect of the trust agreements, attached hereto as Exhibits 1.3(A), 1.3(B) and 1.3(C); and

(xv) all other instruments and documents reasonably requested by Buyer.

                    (b)     Buyer shall cause each of the following to be delivered to the Interest Holders:

                    (i)        a certificate duly executed by the Secretary (or Assistant Secretary) of Buyer certifying as to: (A) the full force and effect of resolutions of its board of directors attached thereto as exhibits evidencing the authority of Buyer to consummate the transactions contemplated by the Transaction Documents to which it is a party; (B) the full force and effect of the certificate of incorporation and bylaws of Buyer attached thereto as exhibits; and (C) the incumbency and signature of the officers of Buyer who have executed the Transaction Documents to which Buyer is a party;

(ii) a certificate from an appropriate government official (dated as of a recent date) certifying as to the good standing of Buyer in its jurisdiction of organization;

(iii) the Escrow Agreement, duly executed by Buyer;

(iv) the Employment Agreement, duly executed by the Company*;

(v) the New Lease, duly executed by the Company*;

(vi) the Parent Guaranty, duly executed by National Technical Systems, Inc., a California corporation and parent of Buyer; and

* To be delivered immediately following the Closing.

(vii) all other instruments and documents reasonably requested by the Interest Holders.

          1.4       Withholding Taxes. To the extent required by applicable Law, Buyer shall be entitled to deduct and withhold any Taxes required to be withheld from any payments due to the Interest Holders at any time pursuant to this ARTICLE I; and such amounts shall be treated for all purposes of this Agreement as having been paid to the Interest Holders.

ARTICLE II

REPRESENTATIONS AND WARRANTIES
REGARDING THE COMPANY

          The Interest Holders hereby jointly and severally represent and warrant to Buyer as follows:

          2.1       Organization and Good Standing. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Kansas and has the requisite power and authority to own, lease and operate the properties used in its business and to carry on its business as currently conducted and currently contemplated to be conducted. The Company is duly qualified to do business and is in good standing as a foreign limited liability company in the states and jurisdictions set forth on Schedule 2.1 and in each other jurisdiction where qualification as a foreign limited liability company is required, except for such failures to be qualified and in good standing that, individually or in the aggregate, do not have, and are not reasonably likely to have, a Material Adverse Effect. Prior to the date of this Agreement, the Company has delivered to Buyer complete and correct copies of its organizational documents, each as presently in effect.

          2.2       Capitalization.

                    (a)      The authorized capital of the Company consists of Class A and Class B limited liability company interests, of which 100 Class A Interests are authorized and 10 Class A Interests are issued and outstanding and of which 9900 Class B Interests are authorized and 990 Class B Interests are issued and outstanding. As of the Closing, the Interests shall constitute all the issued and outstanding limited liability company interests, and the Interest Holders own all of the Interests. The Interests have been duly and validly authorized and issued, are fully paid and nonassessable with no personal liability attaching to the ownership thereof and have not been issued in violation of any preemptive right or of any federal or state securities law. There is no security, option, warrant, right, call, subscription, agreement, commitment or understanding of any nature whatsoever, fixed or contingent, that directly or indirectly (i) calls for the issuance, redemption, sale, pledge or other disposition of any limited liability company interests of the Company or any securities convertible into, or other rights to acquire, any limited liability company interests of the Company, (ii) obligates the Company to grant, offer or enter into any of the foregoing or (iii) relates to the voting or control of such interests, securities or rights. The Company has not created any “phantom interests,” appreciation rights or other similar rights, the value of which is related to or based upon the price or value of any class or series of limited liability company interests of the Company. The Company does not have outstanding debt or debt instruments providing for voting rights with respect to the Company to the holders thereof. Neither the Interest Holders nor any other Person is entitled to any preemptive or similar rights to subscribe for limited liability company interests of the Company. The Company has not granted to any Person the right to demand or request that the Company effect a registration under the Securities Act of any securities held by such Person or to include any securities of such Person in any such registration by the Company.

                    (b)      The Company does not have any subsidiaries or investments in, or joint venture or strategic alliance agreements with, any other Person, other than investments in publicly-traded marketable securities.

          2.3       Authority, Approvals, Enforceability and Consents.

                    (a)      The Company has the power and authority to enter into this Agreement and the other Transaction Documents to be executed and delivered by it and to perform its obligations hereunder and thereunder.

                    (b)      The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to be executed and delivered by it and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized and approved by the Interest Holders and no other proceedings on the part of the Company or the Interest Holders are necessary to authorize and approve this Agreement and the other Transaction Documents to be executed and delivered by it and the transactions contemplated hereby and thereby.

                    (c)      This Agreement has been, and the other Transaction Documents executed and delivered by the Company have been duly executed and delivered by the Company and constitute the legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether in equity or at law).

                    (d)      The execution, delivery and performance by the Company and the Interest Holders of this Agreement and the other Transaction Documents to be executed and delivered by the Company and the consummation of the transactions contemplated hereby and thereby do not and will not:

(i) contravene any provision of the organizational documents of the Company;

                    (ii)     (after notice or lapse of time or both) violate, conflict with, result in a breach of any provision of, constitute a default under, result in or permit the modification, revocation, cancellation, termination or acceleration of, any Contract to which the Company is a party or by which any of its properties or assets are bound or otherwise subject or, except as set forth on Schedule 2.3, require any consent or waiver of any party to any such Contract;

(iii) result in the creation or imposition of any Lien upon, or any Person obtaining any right to acquire or other interest in, any properties, assets or rights of the Company;

(iv) violate or conflict with any Law applicable to the Company or its businesses or properties; or

(v) require any authorization, consent, order, permit or approval of, or notice to, or filing, registration or qualification with, any Government Authority.

                    (e)      No authorization, consent, order, permit or approval of, or notice to, or filing, registration or qualification with, any Government Authority is necessary to be obtained or made by the Company to enable it to continue to conduct its businesses and operations and use its properties after the Closing as a result of the transactions contemplated hereby in a manner that is consistent with the manner in which they are conducted and used.

          2.4       Financial Statements.

                    (a)      The Company prior to the date of this Agreement has delivered to Buyer a true, correct and complete copy of:

                    (i)      the audited balance sheets of the Company as of December 31, 2006, and the related audited statements of operations, the Interest Holders’ equity and cash flows for the fiscal years ended on such date, together with any notes thereto, in each case examined by and accompanied by the report of Gutschenritter & Johnson, LLC, independent certified public accountants, and

                    (ii)      the audited balance sheet of the Company as of October 31, 2007, and the audited statements of operations, the Interest Holders’ equity and cash flows for the ten-month period ended on such date, together with any notes thereto examined by and accompanied by the report of Gutschenritter & Johnson, LLC, independent certified public accountants;

(all the foregoing financial statements, including any notes thereto being referred to herein collectively as the “Company Financial Statements”). The Company Financial Statements are in accordance with the books and records of the Company and fairly present the financial position, results of operations, the Interest Holders’ equity and cash flows of the Company as of the dates and for the periods indicated, in each case in accordance with GAAP consistently applied during such periods, and the Company Financial Statements indicate all adjustments, which consist of only normal recurring accruals (that are not, individually or in the aggregate, material) necessary for such fair presentations. The statements of operations included in the Company Financial Statements do not contain any items of special or nonrecurring income except as expressly specified therein, and the balance sheets included in the Company Financial Statements do not reflect any write-up or revaluation increasing the book value of any assets.

The books and accounts of the Company are complete and correct in all material respects and fully and fairly reflect all of the transactions of the Company.

                    (b)      Neither the Company nor, to the Knowledge of the Company, any Representative of the Company has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company with respect to the Company Financial Statements or the internal accounting controls of the Company, including any written or oral complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices. No attorney representing the Company, whether or not employed by the Company has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its respective Representatives to the Managing Member(s)/Board of Directors of the Company or any committee thereof or to any director or officer of the Company.

                    (c)      To the Knowledge of the Company, no employee of the Company has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Law. The Company has not, and, to the Knowledge of the Company, no contractor, subcontractor or agent of the Company, has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. §1514A(a).

                    (d)      The Company is not subject to any “off-balance sheet arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended).

          2.5       Absence of Undisclosed Liabilities. The Company has no obligation, liability or commitment of any nature whatsoever (whether direct or indirect, fixed or contingent, known or unknown, due or to become due, accrued or otherwise, and whether or not determined or determinable), and there is no existing condition, situation or set of circumstances which is reasonably expected to result in such a obligation, liability or commitment, except for (a) obligations, liabilities and commitments reflected or reserved against in the unaudited balance sheet as of October 31, 2007 (the “Balance Sheet Date”) included in the Company Financial Statements (the “Company Balance Sheet”), and (b) current liabilities incurred in the Ordinary Course after the Balance Sheet Date that, individually or in the aggregate, do not have, and are not reasonably likely to have, a Material Adverse Effect.

          2.6       Absence of Certain Changes. Since the Balance Sheet Date, the Company has conducted business only in the Ordinary Course and:

                    (a)      except as set forth on Schedule 2.6, there has been no:

(i) development, change, event or occurrence that, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect;

(ii) physical damage, destruction or loss in an amount exceeding $15,000 in the aggregate affecting the assets of the Company that is not covered by insurance or has not been remedied within 30 days;

                    (b)      except as set forth on Schedule 2.6, the Company has not, directly or indirectly:

(i) amended or otherwise changed its organizational documents;

                    (ii)    (A) issued, granted or sold of any interests or other equity securities, (B) issued, granted or sold any security, option, warrant, call, subscription or other right of any kind, fixed or contingent, that directly or indirectly calls for the issuance, sale, pledge or other disposition of any interests or other equity securities, (C) entered into any agreement, commitment or understanding calling for any transaction referred to in clause (A) or (B) of this paragraph (ii), or (D) made any other changes in its equity capital structure;

                    (iii)    declared, set aside or paid any dividend or other distribution (whether in cash, interests, property or any combination thereof) in respect of any interests or other equity securities, or purchase, redeem or otherwise acquire, any interests;

(iv) made any capital expenditures (including expenditures for additions to plant, property and equipment) or appropriations or commitments with respect thereto;

(v) created, incurred or assumed any indebtedness for money borrowed or obligations in respect of capital leases;

                    (vi)    paid, discharged or satisfied claims, liabilities or obligations (absolute, accrued, contingent or otherwise and whether due or to become due) which involve payments or commitments to make payments exceeding $25,000 in the aggregate, other than (A) liabilities or obligations incurred in the Ordinary Course and (B) scheduled repayments of current portions of and interest on long-term indebtedness, the estimated amounts of which payments (which in the case of interest payments on variable rate debt have been projected on the basis of rates currently in effect) have prior to the execution of this Agreement been disclosed by the Company to Buyer in a writing which specifically refers to this Section 2.6(b);

                    (vii)    assumed, endorsed, guaranteed or otherwise become liable or responsible for (whether directly, contingently or otherwise) any indebtedness for money borrowed or any other obligation of any other Person;

                    (viii)    entered into any transaction or series of related transactions, whether or not in the Ordinary Course, involving total payments to or by it of, or involving the acquisition or disposition by it of property, assets or rights having a value of, more than $25,000 in the aggregate;

                    (ix)    approved or put into effect any increase in compensation or benefits payable to any of its employees, made any bonus payment to any of its employees, entered into or adopted a new Benefit Plan, or amended any Benefit Plan to increase the amount of compensation or benefits payable thereunder;

(x) changed its accounting methods, principles or practices;

(xi) waived any right or entered into any one or more transactions that, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect;

(xii) mortgaged, pledged or subjected to any Lien (other than Permitted Liens) any of its assets;

                    (xiii)    changed or modified any of the following: (A) billing and collection policies, procedures and practices with respect to accounts receivable or unbilled charges; (B) policies, procedures and practices with respect to the provision of discounts, rebates or allowances; or (C) payment policies, procedures and practices with respect to accounts payable;

(xiv) sold or transferred any of its assets (including, without limitation, any Intellectual Property), other than the sale of inventory in the Ordinary Course);

(xv) settled any Tax Audit or other proceeding, made or changed any Tax accounting or recording method or election or filed any amended Tax Return; or

(xvi) authorized any of, or committed or agreed to take, whether in writing or otherwise, any of the foregoing actions.

          2.7       Taxes.

                    (a)      The Company has timely filed (or has had filed on its behalf) with the appropriate Tax Authorities all Tax Returns required to be filed by it on or before the date hereof, and such Tax Returns are true, correct and complete in all material respects. The Company has paid, or has made adequate provision in the Company Balance Sheet for the payment of, all Taxes for all periods (including any portions thereof) covered by such Tax Returns. The unpaid Taxes of the Company did not, as of the Balance Sheet Date, exceed the reserve for Tax liability set forth on the face of the Company Balance Sheet (rather than in any notes thereto). Since the Balance Sheet Date, the Company has incurred no liability for Taxes outside the Ordinary Course (other than any liability for Taxes arising as a result of the transactions contemplated by Section 5.2).

                    (b)      There are no liens for Taxes upon any property or assets of the Company, except for (i) Taxes not yet due or (ii) for which adequate reserves have been established on the Balance Sheet and which are being contested in good faith.

                    (c)      There are no Tax Audits currently pending with regard to any Taxes or Tax Returns of the Company and, to the Knowledge of the Company, no such Tax Audit is threatened. No claim has ever been made by a Tax Authority in a jurisdiction where the

Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. Prior to the date of this Agreement, the Company has delivered or made available to Buyer complete and accurate copies of Tax Returns of the Company and its predecessors for all open years and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by the Company or any predecessor.

                    (d)      There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company, and to the Knowledge of Company no power of attorney granted by the Company with respect to any matter relating to Taxes is currently in force. The Company has neither requested nor received a ruling from, nor entered into a closing or other agreement with, any Tax Authority that could affect the Tax liability of the Company for periods after the date herof.

                    (e)      The Company is not a party to any agreement providing for the allocation, indemnification, or sharing of Taxes that shall remain in force after the date hereof, and the Company shall have no liability after the date hereof for Taxes pursuant to any such agreement.

                    (f)      To the Knowledge of Company, neither the Company nor any Subsidiary is a party to or partner in any joint venture, partnership or other arrangement or contract that could be treated as a partnership for federal income tax purposes.

                    (g)       Schedule 2.7(g) contains a list of all jurisdictions (whether foreign or domestic) in which the Company or any of its Subsidiaries currently files Tax Returns. To the Knowledge of the Company, the Company is not required to file Tax Returns in any jurisdiction not listed on Schedule 2.7(g). Except as set forth in Schedule 2.7(g), neither the Company nor any Subsidiary has a permanent establishment in any foreign country.

                    (h)      Except as set forth in Schedule 2.7(h), neither the Company nor any Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the date hereof as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed on or prior to the date hereof, (ii) installment sale or open transaction disposition made on or prior to the date hereof, (iii) prepaid amount received on or prior to the date hereof, (iv) intercompany item under Treasury Regulation section 1.1502-13, (v) change in accounting method for a taxable period ending on or before the date hereof, or (vi) other similar items. For purposes of this representation, the term “material item” shall mean an item which equals or exceeds $10,000 in the aggregate.

                    (i)      None of the assets of the Company constitutes tax exempt bond financed property or tax exempt use property, within the meaning of Section 168 of the Code. The Company is not a party to any “safe harbor lease” that is subject to the provisions of Section 168(f)(8) of the Internal Revenue Code as in effect prior to the Tax Reform Act of 1986, or to any “long-term contract” within the meaning of Section 460 of the Code. The Company has not participated in or cooperated with an international boycott within the meaning of Section 999 of the Code. The Company has proper receipts, within the meaning of Treasury regulation Section

1.905 -2, for any non-United States Tax that has been or in the future may be claimed as a foreign tax credit for United States federal income tax purposes.

                    (j)      The Company has not: (i) consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of any of the assets of the Company; (ii) agreed, nor is it required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; or (iii) made any similar election or is required to apply any similar rules under any comparable state, local or foreign Tax provision.

                    (k)      The Company has not been a member of an affiliated group filing a consolidated, combined, group or unitary income Tax Return for any period for which the statute of limitations remains open. The Company has no liability for the Taxes of any person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise.

                    (l)      To the Knowledge of Company, the Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, Interest Holder or other third party and has complied with all applicable information reporting requirements.

                    (m)     The Company has not distributed the stock or interests of any corporation in a transaction intended to satisfy the requirements of Section 355 of the Code, and the ownership interests of the Company have not been distributed in a transaction intended to satisfy the requirements of Section 355 of the Code.

                    (n)      To the Knowledge of Company, the Company has either (i) adequately disclosed on its Federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of Federal income tax within the meaning of Section 6662 of the Code, or (ii) relied upon substantial authority, within the meaning of Section 6662 as in effect at the time of the filing of said Tax Returns, for the taking of such positions. The Company has not participated in any “reportable transaction” as defined under Treasury Regulations Section 1.6011-4 or any similar foreign, state or local law or regulation; nor is the Company required to maintain a list pursuant to Section 6112 of the Code, any Treasury Regulations promulgated thereunder, or any similar foreign, state or local law or regulation.

                    (o)      Neither the Company nor any of its Subsidiaries was a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. The Interest Holders are not foreign persons subject to withholding under Section 1445 of the Code and the regulations promulgated thereunder, and the Interest Holders have delivered to Buyer a certificate (the “FIRPTA Certificate”) to that effect, which complies with the requirements of regulations promulgated under Section 1445 of the Code.

                    (p)      The Company has been a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code (and any similar provisions of state and local law permitting such an election in those jurisdictions in which the Company files Tax Returns) at all times since the date of the Company’s formation, and the Company will be an S corporation up to and including the date hereof. Each Subsidiary has been a validly electing qualified subchapter S subsidiary within the meaning of Sections 1361 and 1362 of the Code (and any similar provisions of state and local law permitting such an election in those jurisdictions in which the Company or Subsidiary files Tax Returns) at all times since the date of such Subsidiary’s formation; and each Subsidiary will be a qualified subchapter S subsidiary up to and including the date hereof.

                    (q)      Neither the Company nor any Subsidiary is liable for or has any potential liability for any Tax under Code Section 1374, nor will the Company be liable for any Tax under Code Section 1374 in connection with the deemed sale of the Company’s assets caused by the 338(h)(10) Election (as herein defined). The Company has not (i) acquired assets from another corporation in a transaction in which the Company’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (ii) acquired the stock of any corporation that is a qualified subchapter S subsidiary.

          2.8      Legal Matters.

                    (a)      Except as set forth on Schedule 2.8(a) hereto, (i) there is no claim, action, arbitration, suit, litigation, investigation, inquiry, review, demand, request for information or proceeding (collectively, “Claims”) pending against, or, to the Knowledge of the Company, threatened against or affecting, the Company or any of its properties or rights, at law or in equity, before or by any court, arbitrator, panel or other Government Authority and (ii) the Company is not operating under, or subject to, any judgment, decree, writ, injunction, ruling, award, stipulation, determination or order (collectively, “Judgments”) of any Government Authority. Schedule 2.8(a) identifies each Claim and Judgment disclosed thereon that is fully covered by an insurance policy.

                    (b)      The business of the Company is being conducted in all material respects in compliance with all Laws applicable to the Company and its business and properties.

                    (c)      The Company owns or holds all Permits material to the conduct of its business. The Company is in all material respects in compliance with all Permits required by all applicable Laws. Schedule 2.8(c) lists all Permits owned or held by the Company. No event has occurred and is continuing which permits, or after notice or lapse of time or both would permit, any modification, revocation, non-renewal or termination of any Permit held by the Company.

                    (d)      The Company has not received any notice asserting any noncompliance with any Law or Permit. The Company has no Knowledge of any Law proposed or under consideration that, if effective, individually or in the aggregate, would have or is reasonably likely to have, a Material Adverse Effect. No governmental, administrative or judicial authority has indicated any intention to initiate any investigation, inquiry or review involving the Company or any of its properties or rights.

          2.9      Real Property.

                    (a)      Except as set forth on Schedule 2.9(a), the Company does not now own, nor has it ever owned, any real property.

                    (b)       Schedule 2.9(b) lists as of the date of this Agreement all Real Property Leases. The real property described on Schedule 2.9(b) is referred to as the “Leased Real Property.” Copies of all written (and summaries of all oral) Real Property Leases have been provided to Buyer prior to the date of this Agreement.

                    (c)      Leased Real Properties and their condition are suitable for their current use by the Company.

                    (d)      All buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Leased Real Property are in good condition, ordinary wear and tear excepted and are suitable for their current use.

                    (e)      There are adequate sanitary and storm sewer, public water, gas, electrical, telephone and other utilities and facilities at each of the Leased Real Properties, and the Company has not received notice from any provider of such services of any changes required to any facilities used in connection with such utilities. The Company has no Knowledge of any pending or threatened moratoriums or restrictions that are reasonably likely to adversely affect the cost or availability of any public utilities.

                    (f)      The Company enjoys peaceful and undisturbed possession of each Leased Real Property.

                    (g)      There are no pending condemnation, eminent domain, or any other taking by public authority with or without payment of consideration therefor or similar actions with respect to any of the Leased Real Properties, nor has any notice of such a proposed condemnation been received by the Interest Holders or the Company.

                    (h)      The Company has the right to conduct its business in each Leased Real Property for the remaining term of the applicable Real Property Lease.

                    (i)      With respect to the Leased Real Property, all options to renew, rights of first offer and rights of first refusal exercisable prior to the date of this Agreement have been properly exercised.

                    (j)      Prior to the date of this Agreement, the Company has delivered to Buyer copies of all subleases (collectively, the “Subleases” ) entered into by the Company (all of which are listed on Schedule 2.9(j)). All Real Property Leases and Subleases are, and have been for the terms thereof, in good standing and in full force and effect, and all necessary consents with respect thereto have been obtained.

          2.10    Inventory. All inventories, net of reserves, reflected on the Company Balance Sheet or arising since the Balance Sheet Date, are currently marketable and are good and usable in connection with the business of the Company as presently conducted. The value of all inventory used or held for use by the Company that is obsolete, slow moving, excess or of below-standard quality has been written down to net realizable value or adequate reserves have been provided therefor. The values at which such inventories are carried are in accordance with GAAP consistently applied. The amount and mix of items in the inventories of supplies, in process and finished products are consistent with the business practice of the Company.

          2.11    Intellectual Property.

                    (a)       Schedules 2.11(a)-1 to 4 lists (1) all Domain Names of which the Company is the registrant or of which a third party is the registrant for the benefit of the Company (collectively, the “Company Registered Domain Names”); (2) all registered Marks and pending applications for registration of Marks owned by the Company (collectively, the “Company Registered Marks”); (3) all Patents owned by the Company (collectively, the “Company Patents”); and (4) all registered Copyrights and all pending applications for registration of Copyrights by the Company (collectively, the “Company Registered Copyrights” and, together with the Company Registered Domain Names, the Company Registered Marks and the Company Patents, the “Company Registered IP”). Neither the Company Registered IP nor any other Intellectual Property owned or, to the Knowledge of the Company, used by the Company (the Company Registered IP, together with all other Intellectual Property owned or used by the Company, the “Company IP”) infringes upon or misappropriates or violates the Intellectual Property rights or the confidential and proprietary information, including Trade Secrets, of any Third Party. None of the Company IP has been the subject of a judicial finding or opinion, nor has the Company received any written notice or claim challenging the ownership, validity, registrability, enforceability, use or licensed right to use any Intellectual Property. No claim or notice has been asserted against the Company in writing or, to the Knowledge of the Company, orally, that the conduct of the business of the Company as currently conducted infringes in any material respect upon or misappropriates the Intellectual Property rights or the confidential and proprietary information, including Trade Secrets, of any Third Party, in each case, except with respect to claims or notices that have been fully resolved. The Company has timely paid all filing, examination, issuance, post registration and maintenance fees, annuities and the like associated with or required with respect to the Company Registered IP, and all documents, recordations and certificates necessary to be filed by the Company to maintain the effectiveness of the Company Registered IP have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, so that no item required to be listed in Schedule 2.11(a)-1 to 4, has lapsed, expired or been abandoned or canceled other than in the Ordinary Course.

                    (b)      The Company has used reasonable best efforts to protect its rights and the secrecy of its confidential information and Trade Secrets, including by requiring that all employees, consultants and independent contractors who are involved in the creation of Intellectual Property for the Company enter into non-disclosure and invention assignment agreements.

                    (c)      The Company owns all right, title and interest in and to the Company Registered IP, or has a valid license to use (if required), each other item of Intellectual Property currently used by the Company in the business of the Company and is entitled to use any such Company Registered IP or other Intellectual Property used in the operation of the business of the Company as currently conducted to the extent such use is material to such business.

                    (d)      There are no claims asserted or threatened by the Company that a Third Party infringes, misappropriates or otherwise violates any of the Company IP.

                    (e)      The Company IP, together with the rights granted to the Company under any “shrink-wrap” or “click-wrap” license agreements relating to software applications, are sufficient for the continued conduct of the business of the Company after the date hereof in the same manner as it was conducted prior to the date hereof in all material respects.

          2.12    Insurance. Schedule 2.12 lists as of the date of this Agreement all policies of title, property, fire, casualty, liability, life, business interruption, product liability, sprinkler and water damage, workmen’s compensation, libel and slander, and other forms of insurance of any kind relating to the business and operations of the Company (the “Insurance Policies”). Prior to the date of this Agreement, the Company has furnished to Buyer true and complete copies of all such policies. All of the Insurance Policies are in full force and effect and are maintained with reputable insurance carriers, and the Company has made all payments required to maintain the Insurance Policies in full force and effect. The Company has not received notice of default under any Insurance Policy, nor has it received written notice or, to the Company’s Knowledge, oral notice of any pending or threatened termination or cancellation, coverage limitation or reduction or premium increase with respect to any Insurance Policy.

          2.13    Company Agreements.

                    (a)       Schedule 2.13(a) lists as of the date of this Agreement (i) each Company Agreement that is material to the business, assets, liabilities, results of operation, operations, financial condition or EBITDA of the Company taken as a whole, and (ii) without regard to materiality, each of the following:

(i) any mortgage, indenture, note, installment obligation or other instrument, agreement or arrangement for or relating to any borrowing of money by the Company;

(ii) any guaranty, direct or indirect, primary or secondary, by the Company of any obligation for borrowings or otherwise, excluding endorsements made for collection in the Ordinary Course;

(iii) any Company Agreement made other than in the Ordinary Course;

(iv) any Company Agreement providing for the grant of any preferential rights to purchase or lease any of the assets of the Company;

                 (v)         any Company Agreement providing for any obligation to register any interests or other securities of the Company with the Securities and Exchange Commission or otherwise relating to such other securities;

(vi) any Company Agreement providing for any obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(vii) any Company Agreement that is a collective bargaining agreement with any labor union;

(viii) any Company Agreement providing for any lease or similar arrangement for the use by the Company of personal property involving payments of in excess of $15,000 per annum;

(ix) any Company Agreement to which any Insider is a party;

                 (x)         any Company Agreement with a term in excess of one year or providing for aggregate payments in excess of $15,000 or $50,000 by the Company with respect to such Company Agreements that are not otherwise listed on Schedule 2.13(a);

                 (xi)        any Company Agreement that contains a non-competition provision relating to the business of the Company (or, at any time after the consummation of the Closing, Buyer or any of its Affiliates) or any other Contract restricting the right of the Company (or, at any time after the consummation of the Closing, Buyer or any of its Affiliates) to conduct business at any time, in any manner or at any place in the world, or the expansion thereof to other geographical areas or lines of business, or that grants the other party or any third Person “most favored nation” status;

(xii) any Company Agreement that is a partnership, joint venture or similar agreement; and

(xiii) any Company Agreement relating to the acquisition or disposition of any business.

                    (b)      Copies of all written Company Agreements referred to on Schedule 2.13(a) have been delivered to Buyer prior to the date of this Agreement, and the Company has prior to the date of this Agreement provided Buyer with accurate and complete written summaries of all such Company Agreements that are unwritten.

                    (c)      With such exceptions as, individually or in the aggregate, do not have, and are not reasonably likely to have, a Material Adverse Effect:

                  (i)      All of the Company Agreements are in full force and effect and are valid and binding on and enforceable against the Company in accordance with their terms and, to the Knowledge of the Company, on and against the other parties thereto, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether in equity or at law).

                  (ii)     The Company is not, and, to the Knowledge of the Company, no other party to any Company Agreement is, in breach of, or default under, any Company Agreement and no event has occurred that, with the giving of notice or the lapse of time or both, would constitute a breach of, or default under, any Company Agreement.

(iii) The Company has not waived any right under any Company Agreement.

(iv) There are no unresolved disputes under any Company Agreement.

                  (v)     The Company has not given to or received from any other Person, at any time since December 31, 2006, any notice or other written communication regarding any actual, alleged, possible or potential violation or breach or, or default under, any Company Agreement.

          2.14    Labor Relations.

                    (a)        Schedule 2.14(a) lists as of December 3, 2007 all employees of the Company, including for each such employee, his or her (i) name; (ii) job title; (iii) status as a full-time or part-time employee; (iv) base salary or wage rate; (v) bonus entitlement; (vi) years of service; and (vii) whether or not each such employee is actively at work and, if not, the reason that such employee is not actively at work.

                    (b)        Schedule 2.14(b) lists as of December 3, 2007 all individuals who perform services for the Company as an independent contractor or a leased employee, the services they perform, their rate of compensation and any bonus entitlement.

                    (c)       (i) No employee of the Company is covered by a collective bargaining agreement; (ii) no employee of the Company is, or within the last three years has been represented by a union or other labor organization, association or bargaining agent; and (iii) to the Knowledge of the Company, no employee organizing efforts are now being conducted or pending with respect to employees of the Company. Within the last three years, there has been no strike, work stoppage, work slowdown or other material labor dispute with respect to employees of the Company, nor to the Knowledge of the Company, is any such action threatened. The Company is not involved in any labor dispute, arbitration, lawsuit or administrative proceeding relating to labor matters involving the employees of the Company and, to the Knowledge of the Company, no such dispute, arbitration or proceeding is threatened.

                    (d)       The Company has paid or made provision for the payment of all salaries and accrued wages and have complied in all material respects with all applicable Laws relating to the employment of labor, including those relating to wages, hours, collective bargaining and the payment and withholding of Taxes, and have withheld and paid to the appropriate governmental authority, or are holding for payment not yet due to such authority, all amounts required by law or agreement to be withheld from the wages or salaries of the employees of the Company.

                    (e)       There are no claims or disputes pending or, to the Knowledge of the Company, threatened by any current or former employee of the Company in relation to his or her employment with, or termination of employment from, the Company (including, without limitation, any claim of discrimination).

          2.15    Employee Benefit Plans.

                    (a)       Schedule 2.15(a) lists (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) all other employee benefit plans, arrangements and policies, including all interests option, interests purchase, interests award, interests appreciation, phantom interests, deferred compensation, pension, retirement, savings, profit sharing, incentive, bonus, health, life insurance, cafeteria, flexible spending, dependent care, fringe benefit, vacation pay, holiday pay, disability, sick pay, unemployment, severance, employee loan or educational assistance plans, arrangements and policies, and (iii) all employment, consulting or change-in-control agreements, in each case, that is sponsored or maintained by the Company or any of its Affiliates, or to which the Company, or any of its Affiliates is a party, contributes or is required to contribute, on behalf of current or former employees, consultants or directors of the Company or their beneficiaries or dependents, whether or not written (“Benefit Plans”). Neither the Company, nor any of its Affiliates has communicated to present or former employees of the Company or formally adopted or authorized any additional Benefit Plan or any change in or termination of any existing Benefit Plan. No Benefit Plan covers employees other than employees of the Company.

                    (b)      The Company has delivered to Buyer complete and correct copies of each Benefit Plan, or written summaries of any unwritten Benefit Plan, any employee handbook applicable to employees of the Company, and, with respect to each Benefit Plan, the current summary plan description, all related trust agreements and insurance contracts, the latest IRS determination letter or opinion letter for each Benefit Plan intended to be qualified under Code Section 401(a), the last three annual financial statements, and the last three annual reports on IRS Form 5500 (including all required schedules and accountant’s opinions).

                    (c)      Each Benefit Plan is and has been operated and administered in accordance with its terms and all applicable Laws. Each Benefit Plan intended to be tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), has received a favorable determination letter or opinion letter from the IRS as to its tax-qualified status under the Code and nothing has occurred since the date of such favorable determination letter which would adversely affect the qualified status of such plan. Each Benefit Plan that is subject to Section 409A of the Code has been operated in accordance with the requirements of Section 409A of the Code.

                    (d)      All contributions and premium payments required to have been paid under or with respect to any Benefit Plan have been timely paid.

                    (e)      No Benefit Plan provides health, life insurance or other welfare benefits to retirees or other terminated employees of the Company, other than continuation coverage required by Section 4980B of the Code, Sections 601-608 of ERISA or applicable state law.

                    (f)      Since March 31, 2005, there has been no change in any Benefit Plan, or its related funding vehicle, which would significantly increase the cost of the Company, or the benefits payable, with respect to such plan.

                    (g)      No Benefit Plan is a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA, and the Company has no liability (contingent or otherwise) with respect to any such plan.

                    (h)      No Benefit Plan is a “defined benefit plan”, within the meaning of Section 3(35) of ERISA or a plan subject to Section 412 of the Code, and the Company has no liability (contingent or otherwise) with respect to any such plan.

                    (i)      No event has occurred and no condition exists with respect to any Benefit Plan which could subject any Benefit Plan, or the Company, directly or indirectly (through an indemnification agreement or otherwise), to a liability for a breach of fiduciary duty, a “prohibited transaction,” within the meaning of Section 406 of ERISA or Section 4975 of the Code and not otherwise exempt under Section 408 of ERISA, or a tax, penalty or fine under ERISA or the Code.

                    (j)      No actions, suits or claims (other than routine claims for benefits in the Ordinary Course) are pending with respect to any Benefit Plan or, to the Knowledge of the Company, threatened, and the Company has no Knowledge of any facts which could give rise to any such actions, suits or claims (other than routine claims for benefits in the Ordinary Course). No Benefit Plan is currently under governmental investigation or audit and, to the Knowledge of the Company, no such investigation or audit is contemplated or under consideration.

                    (k)      No event has occurred and no condition exists with respect to any employee benefit plan or arrangement currently or previously maintained or contributed to by any Affiliate of the Company (other than a Benefit Plan) which could subject the Company to liability under Sections 412 and 4971 through 4980B of the Code or Title I and Title IV of ERISA.

                    (l)      Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement, will (i) increase the amount of benefits otherwise payable under any Benefit Plan, (ii) result in the acceleration of the time of payment, exercisability, funding or vesting of any such benefits, or (iii) result in any payment (whether severance pay or otherwise) becoming due to, or with respect to, any current or former employee or director of the Company. No payment or series of payments that would constitute an “excess parachute payment” (within the meaning of Section 280G of the Code) has been made or will be made by the Company, directly or indirectly, to any employee in connection with the execution of this Agreement or as a result of the consummation of the transactions contemplated hereby.

                    (m)      Substantially adequate and complete records have been and are maintained with respect to each Benefit Plan and are in the custody of the Company or a third party service provider retained by the Company.

          2.16    Transactions with Insiders. Schedule 2.16-1 describes all Contracts between the Company, on the one hand, and one or more Insiders, on the other hand, and Schedule 2.16-2 describes all transactions (including any payments) between the Company, on the one hand (“Insider Transactions”), and any Insider, on the other hand, that have occurred since December 31, 2005.

          2.17    Environmental Matters.

                    (a)      With such exceptions as, individually or in the aggregate, do not have, and are not reasonably likely to have, a Material Adverse Effect:

                    (i)      (A) the Company has complied with and is currently in compliance with the provisions of all applicable Environmental Laws; and (B) the Leased Real Property is in compliance with the provisions of all applicable Environmental Laws;

(ii) no Hazardous Materials have been discharged, disbursed, released, stored, treated, generated, disposed of or allowed to escape on, in, under, or from the Leased Real Property;

                    (iii)     there are no underground storage tanks, asbestos, asbestos-containing materials, polychlorinated biphenyls (PCBs) or PCB wastes located, contained, used or stored at or on any Leased Real Property. No underground storage tanks, asbestos, asbestos-containing materials, polychlorinated biphenyls (PCBs) or PCB wastes were previously located, contained, used or stored at or on any Leased Real Property;

                    (iv)      the Company has not received, and the Company has no Knowledge of, any notice, order, directive, claim or demand from any Government Authority with respect to: (A) the generation, storage, use, handling, transportation, treatment, emission, spillage, disposal, release, discharge or removal of any chemical, Hazardous Materials, waste containing any chemical or Hazardous Material, or asbestos; or (B) any actual or potential violation or failure to comply with any Environmental Law;

                    (v)       neither the Company nor any of its predecessors has filed any notice under any Law reporting a release of a chemical, Hazardous Material, or waste containing any chemical or Hazardous Material into the environment;

(vi) neither the Company nor any of its predecessors has entered into any negotiations, agreements or undertakings with any Person relating to any Remedial Action;

                    (vii)     there are no acts or omissions by the Company that give rise to, or are reasonably likely to give rise to, Losses under Environmental Laws. There are no facts, events or conditions with respect to the past or present operation of the Real Property that interfere or prevent continued compliance with, or that give rise to any action, suit, claim or proceeding under, or that are reasonably likely to interfere with or prevent continued compliance with, or that are reasonably likely give rise to any action, suit, claim or proceeding under, Environmental Laws; and

                    (viii)     there have been no Hazardous Materials generated by the Company or any of its predecessors that have been disposed of or come to rest at any site that has been included in any published federal, state or local priority list of hazardous or toxic waste sites, or that is the subject of a claim or demand from any third party.

                    (b)    The Company has made available to Buyer all: (i) copies of all reports, studies, analyses or tests, and any results of monitoring programs, in the possession or control of the Company within the last five years pertaining to the generation, storage, use, handling, transportation, treatment, emission, spillage, disposal, release or removal of Hazardous Materials at, in, on or under the Real Property; and (ii) a copy of any environmental investigation or assessment of the Leased Real Property conducted by the Company or any environmental consultant engaged by it within the past five years.

                    (c)    The Leased Real Property is not subject to any Lien securing the costs of any Remedial Action arising under Environmental Laws.

          2.18    OSHA Matters. The Company is in compliance with the requirements of the Occupational Safety and Health Act and the regulations promulgated thereunder and any similar Laws or regulations of any state or local jurisdiction (“OSHA”), except for such noncompliance as, individually or in the aggregate, does not have, and is not reasonably likely to have, a Material Adverse Effect. The Company has not received any citation from the Occupational Safety and Health Administration or any comparable administration of any state or local jurisdiction (an “Administration”) or any Administration inspector setting forth any respect in which the facilities or operations of the Company are not in compliance with OSHA, or the regulations under such act, which non-compliance has not been corrected or remedied to the satisfaction of such Administration or inspector. Schedule 2.18 lists all citations heretofore issued to the Company under OSHA and correspondence from and to such Administration and any Administration inspectors during the past five years.

          2.19    Title; Condition of Assets.

                    (a)    The Company has good and marketable title to or valid leasehold or license interests in all of the assets and properties that they purport to own, lease or license (including those assets reflected on the Company Financial Statements and all of its Intellectual Property), free and clear of any and all Liens other than Permitted Liens. Such assets and properties (i) constitute all of the assets and properties which are owned, used or held for use in the conduct by the Company of its business as it is currently conducted or contemplated to be conducted and (ii) are suitable for the purposes for which they are currently used and currently proposed to be used. No Insider has any right in or to any of the assets and properties which are owned, used or held for use in the conduct by the Company of its business as it is currently conducted or contemplated to be conducted. A list of the Company’s assets is set forth on Schedule 2.19(a). Without limiting the foregoing, the Company has good and marketable title to or valid leasehold or license interests in the property described on Schedule 2.19(a), free and clear of any and all Liens other than Permitted Liens.

                    (b)    The tangible personal property of the Company is in good working condition and repair, reasonable wear and tear excepted.

          2.20    Suitability. Neither the Company, nor any of its directors and officers, nor the Interest Holders or, to the Knowledge of the Company, any other Affiliate of the foregoing (a) has ever been convicted of, pled no contest to or, to Knowledge of the Company, indicted for any felony or any crime involving fraud, misrepresentation, bribery or moral turpitude, (b) is subject to any Judgment barring, suspending or otherwise limiting the right of such Person to engage in any activity or (c) has ever been denied any Permit affecting the ability of such Person to conduct any activity currently conducted or currently contemplated to be conducted by such Person, nor, to the Knowledge of the Company, is there any basis upon which such Permit may be denied.

          2.21    Suppliers and Customers. The Company is not required to provide bonding or any other security arrangements in connection with any transactions with any of its customers, suppliers, and creditors. Schedule 2.21 lists the top 10 customers (by dollar volume of business received from such customers) of the Company for the fiscal year ended December 31, 2006 and the ten-month period ended October 31, 2007. The Company has not received any written or, to the Knowledge of the Company, oral, notice or other indication from any of the customers on Schedule 2.21 to the effect that any such customer will or may stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, purchasing services from the Company (whether as a result of the consummation of the transactions contemplated hereby or otherwise).

          2.22    Bank Accounts, Authorized Signatories. Schedule 2.22 sets forth the name of each bank in which the Company has an account or safe deposit box or standby letter of credit, the identifying numbers or symbols thereof and the names of all persons authorized to draw thereon or to have access thereto. Schedule 2.22 also sets forth the names and titles of all authorized signatories of the Company for each such account and safe deposit box.

          2.23    Brokers. Neither the Company nor any director, officer or employee of the Company has employed any broker or finder, or incurred or will incur any broker’s, finder’s or similar fees, commissions or expenses, in each case in connection with the transactions contemplated by this Agreement or any other Transaction Document.

          2.24    Disclosure. Copies of all documents and other written information referred to herein or in the schedules that have been delivered or made available to Buyer are true and complete copies thereof and include all amendments, supplements or modifications thereto or waivers thereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES
REGARDING THE INTEREST HOLDERS

          Each Interest Holder hereby severally, and not jointly, represents and warrants to Buyer as follows:

          3.1        Ownership of Interests; Title. Interest Holder is the owner of record and beneficially of all of the Interests reflected on Schedule 3.1 and Interest Holder has, and shall transfer to Buyer at the Closing, good, valid and marketable title to such Interests, free and clear of any and all Liens.

          3.2        Capacity, Enforceability and Consents.

                      (a)     Interest Holder has the power and authority to enter into this Agreement and the other Transaction Documents to be executed and delivered by the Interest Holder and to perform its obligations hereunder and thereunder.

                      (b)     This Agreement has been and the other Transaction Documents to be executed and delivered by Interest Holder have been duly executed and delivered by Interest

Holder, and constitutes the legal, valid and binding obligations of Interest Holder enforceable against such Interest Holder in accordance with their respective terms except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether in equity or at law).

                    (c)    The execution, delivery and performance by the Interest Holders of this Agreement and the other Transaction Documents to be executed and delivered by it and the consummation by the Interest Holders of the transactions contemplated hereby and thereby do not and will not:

(i) contravene any provisions of the Interest Holders’ trust instrument;

                    (ii)     (after notice or lapse of time or both) violate, conflict with, result in a breach of any provision of, constitute a default under, result in or permit the modification, revocation, cancellation, termination or acceleration of, any Contract to which the Interest Holders are a party or by which any of its properties or assets are bound or otherwise subject or require any consent or waiver of any party to any such Contract;

(iii) violate or conflict with any Law applicable to the Interest Holders or its properties; or

                    (iv)     require any authorization, consent, order, permit or approval of, or notice to, or filing, registration or qualification with, any Government Authority, except in connection with or in compliance with the provisions of the HSR Act.

          3.3      Legal Matters. There is no Claim pending against, or, to the knowledge of the Interest Holders, threatened against or affecting, the Interest Holders or any of their properties or rights, at law or in equity, before or by any court, arbitrator, panel or other Government Authority that could adversely affect the ability of the Interest Holders to consummate the transactions contemplated by this Agreement or any of the other Transaction Documents to which the Interest Holders are a party.

          3.4      Brokers. The Interest Holders have not employed any broker or finder and have not incurred and will not incur any broker’s, finder’s or similar fees, commissions or expenses, in each case in connection with the transactions contemplated by this Agreement or any other Transaction Document.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING BUYER

          Buyer hereby represents and warrants to the Interest Holders as follows:

          4.1      Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of California.

          4.2      Authority, Approvals, Enforceability and Consents.

                    (a)     Buyer has the corporate power and authority to enter into this Agreement and the other Transaction Documents to be executed and delivered by Buyer and to perform its obligations hereunder and thereunder.

                    (b)     The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to be executed and delivered by Buyer and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized and approved by the board of directors or other governing body of Buyer and no other corporate proceedings on the part of Buyer are necessary to authorize and approve this Agreement and the other Transaction Documents to be executed and delivered by Buyer and the transactions contemplated hereby and thereby.

                    (c)     This Agreement has been and the other Transaction Documents executed and delivered by Buyer have been duly executed and delivered by Buyer, and constitutes the legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether in equity or at law).

                    (d)     The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to be executed and delivered by it and the consummation by Buyer of the transactions contemplated hereby and thereby do not and will not:

(i) contravene any provisions of the certificate of incorporation or bylaws of Buyer;

                    (ii)      (after notice or lapse of time or both) violate, conflict with, result in a breach of any provision of, constitute a default under, result in or permit the modification, revocation, cancellation, termination or acceleration of, any Contract to which Buyer is a party or by which any of its properties or assets are bound or otherwise subject or require any consent or waiver of any party to any such Contract;

(iii) violate or conflict with any Law applicable to Buyer or its business or its properties; or

                    (iv)      require any authorization, consent, order, permit or approval of, or notice to, or filing, registration or qualification with, any Government Authority, except in connection with or in compliance with the provisions of the HSR Act.

          4.3      Brokers. Buyer has not, and no director, officer or employee thereof has, employed any broker or finder, and Buyer has not incurred, and will not incur, any broker’s, finder’s or similar fees, commissions or expenses, in each case in connection with the transactions contemplated by this Agreement or any other Transaction Document.

ARTICLE V

ADDITIONAL AGREEMENTS

          5.1      Covenant Not to Compete; Non-Solicitation; Confidentiality.

                    (a)     During the Non-Competition Period, the Interest Holders will not, and the Interest Holders will cause their Affiliates not to, directly or indirectly, engage or participate in, or render services to (whether as owner, operator, member, interest holder, trustee, manager, consultant, strategic partner, employee or otherwise) any Competing Business anywhere in the world. For the purposes of the foregoing, the Interest Holders will not be in breach of this Section 5.1 by reason of their beneficial ownership, together with that of their Affiliates, of two percent or less of a Competing Business’ voting capital if (i) such Competing Business is publicly traded and (ii) the Interest Holders and their Affiliates do not control the operation or management of such Competing Business.

                    (b)     For purposes of this Section 5.1, the following terms shall have the following meanings:

          “Competing Business” means (i) any business competitive with the business as conducted or as proposed to be conducted as of the date hereof by the Company, and (ii) for any Interest Holder or an Affiliate of an Interest Holder who is employee of the Company after the Closing, shall also include any business in which the Company is engaged, or is proposing to engage during such Interest Holder’s or such Affiliate’s employment.

          “Noncompetition Period” means, for any Interest Holder or an Affiliate of an Interest Holder who is an employee of the Company after the date hereof, the period commencing as of the date hereof and ending as of the later of (i) the fifth (5th) anniversary of the date hereof and (ii) the second (2nd) anniversary of the termination of such Interest Holder’s or such Affiliate’s employment, whether by the Company, such Interest Holder or such Affiliate, as applicable. For any Interest Holder or an Affiliate of an Interest Holder that is not an employee of the Company after the date hereof, such term shall mean the period commencing as of the Closing and ending as of the fifth (5th) anniversary of the date hereof.

                    (c)     Each of Richard Mouser and Debra Mouser, by virtue of his or her control of, and his or her status as an Affiliate of, one or more of the Interest Holders, and in consideration of the benefits accruing and to accrue to them as a result of the consummation of the transactions contemplated by this Agreement, is also entering into this Agreement as, and shall for all purposes of this Section 5.1 be deemed to be, an “Interest Holder.” By their execution hereof, each of Richard Mouser and Debra Mouser acknowledges and agrees to the foregoing, and further acknowledges that Buyer would not have closed the transactions contemplated by this Agreement absent such acknowledgement and agreement.

                    (d)     For a period of 24 months beginning on the date hereof, the Interest Holders will not, and the Interest Holders will cause their Affiliates not to, directly or indirectly, (i) solicit for employment, recruit or hire, either as an employee or a consultant, any employee, consultant or independent contractor of the Company or Buyer or any of its Affiliates who was an employee, consultant or independent contractor of the Company or Buyer or any of its Affiliates within a six-month period prior to the date of this Agreement or at any time thereafter and prior to the expiration of such 24-month period to become an employee or consultant of, or otherwise provide services to, any Competing Business, (ii) solicit any business from, or conduct any business with, any Person that is within a six-month period prior to the date of this Agreement or at any time thereafter and prior to the expiration of such 24-month period a customer of, or supplier to, the Company or Buyer or any of its Affiliates, (iii) interfere or attempt to interfere with any transaction, agreement, prospective agreement, business opportunity or business relationship in which the Company or Buyer or any of its Affiliates is involved in within a six-month period prior to the date of this Agreement or at any time thereafter and prior to the expiration of such 24-month period or (iv) otherwise engage or participate in any effort or act to induce any Person to discontinue a relationship with the Company or Buyer or any of its Affiliates. Notwithstanding the foregoing, in the event Richard Mouser for any reason leaves his employment by the Company and desires to have Debra Mouser become an employee of a business owned by him that is not a Competing Business, his solicitation of her employment by that Company shall not violate this Section 5.1(d).

                    (e)     The Interest Holders shall, and shall cause their Affiliates and Representatives to, keep confidential and not disclose to any other Person or use for the benefit of any other Person any information, technology, customer lists and other customer information and pricing information, know-how, trade secrets, product formulas, franchises, inventions or other proprietary property in the Interest Holders’ possession or control regarding the Company or their respective businesses (unless and to the extent compelled to disclose by judicial or administrative process or, in the opinion of its counsel, by other Laws). The obligations of the Interest Holders under this Section 5.1(e) shall not apply to information that (i) is obtained from public information, (ii) is received from a third party not, to the Knowledge of the Interest Holders, subject to any obligation of confidentiality with respect to such information, or (iii) is or becomes known to the public, other than through a breach of this Agreement.

                    (f)     The Interest Holders will not, and the Interest Holders will cause their Affiliates not to, make or cause to be made or condone the making of any statement, comment or other communication, written or otherwise, that could constitute disparagement or criticism of, or that could otherwise be considered to be derogatory or detrimental to, or otherwise reflect adversely on, harm the reputation of, or encourage any adverse action against, the Company or Buyer or any of its Representatives or Affiliates or any of any of the services or products of the Company or Buyer or any of its Representatives or Affiliates.

                    (g)     The parties acknowledge and agree that the restrictions contained in this Section 5.1, including but not limited to the duration, geographical limitations and subject matter of this Section 5.1, are a reasonable and necessary protection of the immediate interests of Buyer, that the Company’s customers have been and can reasonably be expected in the future to be located in various parts of the world, and that any violation of these restrictions would cause substantial injury to Buyer and Buyer would not have entered into this Agreement and the other Transaction Documents without receiving the additional consideration offered by Interest Holders in binding themselves to these restrictions. In the event of a breach or a threatened breach by the Interest Holders or any Affiliate of the Interest Holders of these restrictions, Buyer will be entitled to an injunction restraining the Interest Holders or their Affiliates, as applicable, from such breach or threatened breach (without the necessity of proving the inadequacy as a remedy of money damages or the posting of a bond); provided, however, that the right to injunctive relief will not be construed as prohibiting Buyer from pursuing any other available remedies, whether at law or in equity, for such breach or threatened breach.

                    (h)     The Interest Holders have read and understand Kansas law, regarding the enforceability of covenants not to compete, and have had the opportunity for this Agreement to be reviewed by their counsel. Each Interest Holder agrees not to challenge the enforceability of the covenants contained in this Section 5.1 under the Law of the State of Kansas or the Laws of any other jurisdiction. Each Interest Holder further (a) acknowledges that each of Richard Mouser and Debra Mouser will be able to earn a satisfactory livelihood or has other resources to live on without violating this Agreement, and (b) understands that this Agreement, including this Section 5.1, is assignable by Buyer and shall inure to the benefit of its successors and permitted assigns.

                    (i)     If any term or provision of this Section 5.1 is deemed invalid or unenforceable in any jurisdiction, such term or provision will, as to that jurisdiction, be ineffective only to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Section 5.1 or affecting the validity or enforceability of any of the terms or provisions of this Section 5.1 in any other jurisdiction. If any provision of this Section 5.1 is so broad as to be unenforceable, the provision will be interpreted to be only so broad as is enforceable.

                    (j)     In consideration of the significant financial benefit to be received by the Interest Holders hereunder, the parties agree that 3% of the Purchase Price shall be allocated to the covenant not to compete contained in Section 5.1(a).

          5.2      Taxes.

                    (a)     Subject to Section 5.2(i) and other applicable provisions of this Agreement, the Interest Holders shall prepare or cause to be prepared and file or cause to be filed, within the time and in the manner provided by Law, (i) all Tax Returns of the Company which are due (taking into account all applicable extensions) on or prior to the date hereof, and (ii) all federal and state income, gross receipts, retained earnings and franchise (if the franchise tax is measured by or with respect to net income, gross receipts, retained earnings or any similar measure which reflects income and gain, including income an gain arising from the transactions contemplated by this Agreement) Tax Returns of the Company for all periods ending on or before the date hereof, which income and gain pass through to the Interest Holders and the Tax is the responsibility of the Interest Holders under applicable federal, state or local law (“Pass Through Income Tax”). Such Tax Returns shall be prepared and filed in accordance with applicable law and in a manner consistent with past practices. To the extent reasonably requested by the Interest Holders or required by law, Buyer shall (and shall cause the Company to) participate in the preparation and the filing of any Tax Returns filed pursuant to this paragraph by signing and delivering the same. No later than 30 days prior to the filing of any such Tax Returns, the Interest Holders shall provide to Buyer with copies of such Tax Returns for review and approval, which approval shall not be unreasonably withheld or delayed.

                    (b)      Buyer shall prepare or cause to be prepared all Tax Returns of the Company not required to be prepared or caused to be prepared by the Interest Holders in Section 5.2(a), including Tax Returns for Straddle Period Taxes as defined in Section 5.2(c) below.

                    (c)       For all Tax purposes, Buyer and the Interest Holders will, unless prohibited by applicable law, close (any make or cause the Company to make any required election to close) the taxable period of the Company as of the date hereof (or the day immediately before the date hereof for income tax purposes, if the 338(h)(10) election is not made). Neither Buyer nor the Interest Holders shall take any position inconsistent with the preceding sentence on any Tax Return. In any case where applicable law does not permit the Company to close its taxable year on the date hereof or the day immediately before the date hereof, or in cases where a Tax is assessed with respect to a taxable period which includes the date hereof (but does not begin or end on that day), then such Taxes, if any, attributable to the taxable period of such Company beginning before and ending after the date hereof (“Straddle Period”) shall be allocated (a) to the Interest Holders for the period up to and including the date hereof, and (b) to Buyer for the period subsequent to the date hereof. With respect to any allocation of Taxes, income or deduction required to determine any Tax that is payable for a Straddle Period, the portion of such Tax which relates to the portion of such tax period ending on the date hereof shall (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire tax period multiplied by a fraction, the numerator of which is the number of days in the portion of the tax period ending on the date hereof and the denominator of which is the number of days in the entire tax period and (ii) in the case of any Tax based upon or related to income or receipts, be deemed equal to the amount which would be payable if the relevant tax period ended on the date hereof, except that exemptions, allowances and deductions (such as depreciation deductions) calculated on an annual basis shall be prorated between the portion of the applicable Straddle Period that ends on the date hereof and the portion after the date hereof on a per diem basis. Buyer and the Interest Holders shall attempt in good faith mutually to resolve any disagreements regarding the determination of such allocation.

                    (d)       The Interest Holders, jointly and severally, shall pay and indemnify Buyer and its Affiliates (including, after the Closing, the Company) from and against all Taxes required to be paid by the Company with respect to any taxable periods of the Company that end on or prior to (or, in the case of Straddle Period Taxes, are allocable to the period ending on or prior to) the date hereof, to the extent such Taxes exceed the accruals for Taxes reflected in the Closing Working Capital.

                    (e)       Buyer shall pay and indemnify the Interest Holders from and against all (i) Taxes required to be paid by the Company with respect to any taxable period of the Company that ends after (or, in the case of Straddle Period Taxes, are allocable to the period ending after) the date hereof, or (ii) Taxes which are included within the accrual for Taxes reflected in the Closing Working Capital.

                    (f)       In the event a party receives notice of any examination, claim, adjustment, or other proceeding (a “Proceeding Notice”) with respect to the liability for any Taxes for which the other party is or may be liable under Section 5.2(d) or (e), the recipient of the Proceeding Notice shall notify such other party in writing thereof (the “Tax Notice”) no later than the earlier of (x) 30 days after the receipt of the Proceeding Notice, and (y) 10 days prior to the deadline for responding to the Proceeding Notice (or, if the party did not receive the Proceeding Notice more than 10 days prior to such deadline, as promptly as practicable). As to any examination, claim, adjustment or other proceeding relating to a taxable period of the Company that is not a Straddle Period, the party that is or may be liable for the Tax shall be entitled at their sole expense to control the contest of such examination, claim, adjustment, or other proceeding; provided that: (i) such party notifies the recipient of the Proceeding Notice in writing that it desires to do so no later than the earlier of (x) 30 days after receipt of the Tax Notice, and (y) five days prior to the deadline for responding to the Proceeding Notice, and (ii) the party that is or may be liable for the Tax may not agree to any settlement thereof without the consent of the other party. With respect to any examination, claim, adjustment, or other proceeding with respect to a Straddle Period, Buyer shall control the contest of such examination, claim, adjustment, or other proceeding, provided that Buyer may not, without the prior consent of the Interest Holders (such consent not to be unreasonably withheld or delayed), agree to any settlement that could result in an increase in the amount of Taxes for which the Interest Holders are liable under Section 5.2(e). The parties shall cooperate with each other and with their respective affiliates, and will consult with each other, in the negotiation and settlement of any proceeding described in this Section 5.2(f).

                    (g)       Buyer and the Company, on the one hand, and the Interest Holders on the other hand, shall (i) cooperate fully, as reasonably requested, in connection with the preparation and filing of Tax Returns pursuant to this Section 5.2 and any Tax Audit with respect to Taxes; (ii) make available to the other, as reasonably requested, all information, records or documents with respect to Tax matters pertinent to the Company for all periods ending prior to or including the date hereof; and (iii) preserve information, records or documents relating to Tax matters pertinent to the Company that are in their possession or under their control and give the other parties reasonable written notice prior to destroying or discarding any such books and records and, if the other party so requests, Buyer or the Interest Holders, as the case may be, shall allow the other party to take possession of such books and records at such parties own expense, until the expiration of any applicable statute of limitations or extensions thereof. Notwithstanding the foregoing, Buyer shall have no obligation to disclose any Tax Return (or information relating to taxes) of Buyer or any affiliate or subsidiary of Buyer other than the Company.

                    (h)       The Interest Holders, on the one hand, and Buyer, on the other hand, shall each pay when due one-half of all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the sale of the Interests (including, without limitation, any such Taxes imposed as a result of any deemed sale of the assets of the Company), including pursuant to the 338(h)(10) Election).

                    (i)         Section 338(h)(10) Election.

                       (i)     If Buyer so notifies the Interest Holders prior to the date which is earlier of (x) five days before the last date for making such election, or (y) five days before the due date for the filing of the Company’s final Subchapter S Tax Return for the period ending on the date hereof, Buyer and the Interest Holders shall timely make joint elections (collectively the “338(h)(10) Election”) with respect to the purchase of the Interests under (A) Section 338(h)(10) of the Code and (B) any analogous election with respect to state or local income Taxes, to the extent that such election is separately available, in each state and local jurisdiction where the Company currently files income Tax Returns. The Interest Holders shall deliver to Buyer at Closing executed copies of (x) IRS Form 8023 and any required schedules thereto and (y) to the extent required, any similar forms with respect to state or local income Taxes (“Election Forms”). If the election is made, Buyer and the Interest Holders shall report the transactions contemplated by this Agreement consistent with such Section 338(h)(10) Election and shall take no position contrary thereto, unless otherwise required by a determination within the meaning of Section 1313 of the Code (or similar provision of state or local law).

                    (ii)      Buyer and the Interest Holders agree that, except as may be required otherwise pursuant to a final determination within the meaning of Section 1313(a) of the Code, for United States federal income Tax purposes, the amount of the adjusted deemed sale price (as determined pursuant to Treasury regulations §1.338-4 for the assets of the Company deemed acquired pursuant to the 338(h)(10) Election shall be allocated in accordance with Treasury regulations §§1.338 -6 and 1.338 -7 as reasonably determined by Buyer. If the 338(h)(10) Election is made, Buyer shall provide the Interest Holders and Company with Election Forms duly executed and completed by Buyer in advance of the due date for filing of all Pass Through Income Tax Returns for the taxable periods ending on the date hereof.

                  (iii)       If Buyer chooses to require the 338(h)(10) Election to be made, then, as part of the Purchase Price, Buyer shall pay or cause to be paid to the Interest Holders, in cash, the amounts (such amounts, collectively the “Tax Adjustment”) necessary to cause the Interest Holders’ after-Tax net proceeds from the sale of the Interests pursuant to this Agreement, taking into account the 338(h)(10) Election and the deemed liquidation of the Company in connection therewith, to be equal to the after-Tax net proceeds that such Interest Holders would have received had the 338(h)(10) Election not been made. On or before March 1st, 2008, Buyer shall notify the Interest Holders of Buyer’s proposed Tax Adjustment calculation (“Tax Adjustment Notice”).

                  (iv)       During the 30-day period following the delivery of the Tax Adjustment Notice, Buyer and the Interest Holders shall seek in good faith to resolve in writing any differences which they may have with respect to the calculation of the Tax Adjustment amount. If, at the end of such 30-day period, their differences are not resolved, the Interest Holders and Buyer shall submit the dispute to the Accounting Firm for review and resolution. The Interest Holders and Buyer shall use commercially reasonable efforts to cause the Accounting Firm to render a decision resolving the matters in dispute prior to April 12, 2008. The Interest Holders and Buyer agree that judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced. Except as specified in the following sentence, the fees and expenses of the Accounting Firm in connection with the Accounting Firm’s determination of the Tax Adjustment shall be borne, in its entirety, by the party whose calculation of the Tax Adjustment (as initially submitted to the Accounting Firm) is furthest away from the Tax Adjustment as determined by the Accounting Firm. The fees and expenses of Buyer’s independent accountants (if any) incurred in connection with the Tax Adjustment calculation shall be borne by Buyer, and the fees and expenses of the independent accountants of the Interest

Holders incurred in connection with their review of the Tax Adjustment Calculation shall be borne by the Interest Holders.

                    (v)      Buyer shall pay the Tax Adjustment to the Interest Holders within three business days of the final agreement of the Tax Adjustment amount by the parties, or final determination of said amount by the Accountant, as the case may be.

ARTICLE VI

SURVIVAL AND INDEMNIFICATION

          6.1       Survival. All representations, warranties, covenants and agreements contained in this Agreement or in any other Transaction Document, shall survive (and not be affected in any respect by) the Closing, any investigation conducted by or on behalf of any party hereto and any information which any party may receive or have. Notwithstanding the foregoing, the representations and warranties contained in or made pursuant to this Agreement shall terminate on, and no Claim with respect thereto may be brought after, 18 months after the date hereof; provided, however, that: (a) the representations and warranties contained in Sections 2.1 (first sentence only) (Organization and Good Standing), 2.2 (Capitalization), 2.3(a), 2.3(b), 2.3(c) and 2.3(d)(i), (iii) - (v) and 2.3(e) (Authority, Approvals, Enforceability and Consents), 2.19(a) (first sentence only) (Title), 3.1 (Ownership of Interests, Title), 3.2(a), (b) and 3.2(c)(i) and (iii) - (iv) (Capacity, Enforceability and Consents), 4.1 (Organization and Good Standing), 4.2 (Authority, Approvals, Enforceability and Consents) and the indemnity obligations for the inaccuracy or breach of such representations and warranties shall survive indefinitely; (b) the representations and warranties contained in Sections 2.7 (Taxes), 2.15 (Employee Benefit Plans), 2.23 (Brokers) and 4.3 (Brokers) and the indemnity obligations for the inaccuracy or breach of such representations and warranties shall survive until 60 days following the expiration of all applicable statutes of limitation; and (c) the representations and warranties contained in Section 2.17 (Environmental Matters) and the indemnity obligations for the inaccuracy or breach of such representations and warranties shall survive until the third anniversary of the date hereof. The representations and warranties and the applicable indemnity obligations for breach thereof that terminate pursuant to this Section 6.1, and the liability of any party to this Agreement with respect thereto pursuant to this ARTICLE VI, shall not terminate with respect to any Claim, whether or not fixed as to liability or liquidated as to amount, with respect to which the Indemnifying Party has been given written notice from the Indemnified Party setting forth the facts upon which the claim for indemnifications is based prior to the expiration of the applicable survival period. Each survival period set forth above is a notice period only and no court action shall be required prior to the expiration of the applicable survival period.

          6.2       Indemnification. The parties shall indemnify each other as set forth below:

                    (a)      The Interest Holders shall indemnify and hold harmless Buyer, its Affiliates (including from and after the Closing, the Company) and their respective Representatives (collectively, the “Buyer Indemnified Parties”) from and against any Losses based upon, arising out of, asserted against, resulting from, imposed on, in connection with, or otherwise in respect of:

                    (i)      any inaccuracy or breach as of the date hereof of any representation or warranty of the Interest Holders contained in ARTICLE II of this Agreement or of any representation, warranty or statement made in any schedule, certificate, document or instrument delivered by the Interest Holders or the Company in connection therewith at or in connection with the Closing, or any third party allegation or Claim based upon facts that, if true, would constitute such an inaccuracy or breach, in each case without giving effect to (A) any materiality qualification (including qualifications indicating accuracy in all material respects) or “Material Adverse Effect” qualification (including qualifications indicating accuracy with such exceptions as, individually or in the aggregate, do not have, and are not reasonably likely to have, a Material Adverse Effect), other than with respect to Section 2.5(b) (Absence of Undisclosed Liabilities) and 2.6(a)(i) (Absence of Certain Changes) or (B) in the case of Section 2.7 (Taxes), any qualification based on knowledge of the Company or an Interest Holder;

                    (ii)      the breach by the Interest Holders of, or the failure by the Interest Holders to perform, any of their covenants or agreements contained in this Agreement to cause the Company to take or not take any action;

(iii) any Transaction Expenses incurred by the Company that are not included in Closing Working Capital; and

(iv) the transfer of the Excluded Assets and all liabilities and obligations incurred in connection with the Excluded Assets.

provided, however, that: (x) other than for fraud or intentional misrepresentation or with respect to Losses based upon, arising out of, asserted against, resulting from, imposed on, in connection with, or otherwise in respect of any inaccuracy or breach of any of the Specified Basket Representations, the Interest Holders shall not be responsible for any Losses with respect to the matters referred to in clause (i) of this Section 6.2(a) until the cumulative aggregate amount of all such Losses exceeds the Basket Amount, in which event the Interest Holders shall then be liable for all Losses including the Basket Amount; and (y) other than for fraud or intentional misrepresentation or with respect to Losses based upon, arising out of, asserted against, resulting from, imposed on, in connection with, or otherwise in respect of any inaccuracy or breach of any of the Specified Cap Representations, the cumulative aggregate indemnity obligation of the Interest Holders with respect to the matters referred to in clause (i) of this Section 6.2(a) shall in no event exceed 20% of the Purchase Price (the “Cap Amount” ); and

                    (b)       The Interest Holders shall indemnify and hold harmless the Buyer Indemnified Parties from and against any Losses based upon, arising out of, asserted against, resulting from, imposed on, in connection with, or otherwise in respect of:

                       (i)       any inaccuracy or breach as of the date hereof of any representation or warranty of the Interest Holders contained in ARTICLE III of this Agreement or of any representation, warranty or statement made in any schedule, certificate, document or instrument delivered by the Interest Holders in connection therewith at or in connection with the Closing, or any third party allegation or Claim based upon facts that, if true, would constitute such an inaccuracy or breach, in each case, without giving effect to any materiality qualification (including qualifications indicating accuracy in all material respects) or “Material Adverse Effect” qualification (including qualifications indicating accuracy with such exceptions as, individually or in the aggregate, do not have, and are not reasonably likely to have, a Material Adverse Effect); or

(ii) the breach by the Interest Holders of, or the failure by the Interest Holders to perform, any of their covenants or agreements contained in this Agreement.

                  (c)      Buyer agrees that it shall indemnify and hold harmless the Interest Holders and their Representatives (collectively, the “Interest Holder Indemnified Parties”) from and against any Losses based upon, to the extent arising out of, asserted against, resulting from, imposed on, in connection with, or otherwise in respect of:

                    (i)      the inaccuracy or breach of any representation or warranty of Buyer contained in ARTICLE IV of this Agreement or of any representation, warranty or statement made in any schedule, certificate document or instrument delivered by Buyer in connection therewith at or in connection with the Closing or any third party allegation or Claim based upon facts that, if true, would constitute such an inaccuracy or breach; and

(ii) the breach by Buyer of, or the failure by Buyer to perform, any of its covenants or agreements contained in this Agreement.

6.3	Indemnification Procedures.

                  (a)      If any Buyer Indemnified Party, on the one hand, or any Interest Holder Indemnified Party, on the other hand (the “Indemnified Party”), has a Claim or receives actual notice of any Claim, or the commencement of any Claim that could give rise to an obligation on the part of the Interest Holders (or, prior to the Closing, the Company), on the one hand, or Buyer, on the other hand, other than a Third Party Claim, to provide indemnification (the “Indemnifying Party”) pursuant to this ARTICLE VI, the Indemnified Party shall promptly give the Indemnifying Party notice thereof (the “Indemnification Claim Notice”); provided, however, that the failure to give such prompt notice shall not prevent any Indemnified Party from being indemnified hereunder for any Losses, except to the extent that the failure to so promptly notify the Indemnifying Party, actually materially damages the Indemnifying Party.

                  (b)      Upon receipt by an Indemnified Party of actual notice of a Claim, or the commencement of any Claim, by a Third Party (a “Third Party Claim”) that could give rise to an obligation to provide indemnification pursuant to this ARTICLE VI , the Indemnified Party will give the Indemnifying Party prompt written notice thereof (the “Third Party Indemnification Claim Notice”); provided, however, that the failure of the Indemnified Party to so promptly notify the Indemnifying Party shall not prevent any Indemnified Party from being indemnified for any Losses, except to the extent that the failure to so promptly notify the Indemnifying Party actually materially damages the Indemnifying Party or materially prejudices the Indemnifying Party’s ability to defend against such Third Party Claim.

                  (c)      Any Indemnification Claim Notice or Third Party Indemnification Claim Notice will describe the Claim in reasonable detail. If the Indemnifying Party confirms in writing to the Indemnified Party within 15 days after receipt of a Third Party Indemnification Claim Notice the Indemnifying Party’s responsibility to indemnify and hold harmless the Indemnified Party therefor and within such 15-day period demonstrates to the Indemnified Party’s reasonable satisfaction that, as of such time, the Indemnifying Party has sufficient financial resources (taking into account the amount of escrowed funds then held by the Escrow Agent under the Escrow Agreement) in order to indemnify for the full amount of any potential liability in connection with such Claim, the Indemnifying Party may elect to assume control over the compromise or defense of such Third Party Claim at the expense of the Indemnifying Party and by counsel selected by the Indemnifying Party, which counsel will be reasonably satisfactory to the Indemnified Party. If the Indemnifying Party so elects to assume control over the compromise and defense of such Third Party Claim, the Indemnifying Party shall within such 15 days (or sooner, if the nature of the asserted Third Party Claim so requires) notify the Indemnified Party of the intent of the Indemnifying Party to do so, and the Indemnified Party shall cooperate, at the expense of the Indemnifying Party, in the compromise of, or defense against, such Third Party Claim; provided, however, that: (i) the Indemnified Party may, if such Indemnified Party so desires, employ counsel at such Indemnified Party’s own expense to assist in the handling (but not control the defense) of any Third Party Claim; (ii) the Indemnifying Party shall keep the Indemnified Party advised of all material events with respect to any Third Party Claim; (iii) the Indemnifying Party shall obtain the prior written approval of the Indemnified Party before ceasing to defend against any Third Party Claim or entering into any settlement, adjustment or compromise of such Third Party Claim involving injunctive or similar equitable relief being asserted against any Indemnified Party or any of its or his Affiliates; and (iv) no Indemnifying Party will, without the prior written consent of each Indemnified Party, settle or compromise or consent to the entry of any judgment in any pending or threatened Claim in respect of which indemnification may be sought hereunder (whether or not any such Indemnified Party is a party to such action), unless such settlement, compromise or consent by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim and includes an unconditional release of all such Indemnified Parties from all liability arising out of such Third Party Claim.

                    (d)      Notwithstanding anything contained herein to the contrary, the Indemnifying Party shall not be entitled to have sole control over (and if it so desires, the Indemnified Party shall have sole control over) the defense, settlement, adjustment or compromise of (but the Indemnifying Party shall nevertheless be required to pay all Losses incurred by the Indemnified Party in connection with such defense, settlement or compromise): (i) any Third Party Claim that seeks an order, injunction or other equitable relief against any Indemnified Party or any of its Affiliates; (ii) any Third Party Claim in which both the Indemnifying Party and the Indemnified Party are named as parties and either the Indemnifying Party or the Indemnified Party determines with advice of counsel that there may be one or more legal defenses available to it that are different from or additional to those available to the other party or that a conflict of interest between such parties may exist in respect thereto; (iii) any Third Party Claim pursuant to Section 6.2(b)(i) prior to such time as the aggregate amount of Buyer’s Losses pursuant to such Third Party Claim and all prior Claims pursuant to Section 6.2(b)(i) are not reasonably expected to exceed the Basket Amount (as applicable) or after such time as the aggregate amount of the Losses of Buyer Indemnified Parties pursuant to such Third Party Claim and all prior Claims pursuant to Section 6.2(b)(i) are reasonably expected to exceed the Cap Amount; and (iv) any Third Party Claim relating to Taxes of the Company for periods after the date hereof; provided, however, that with respect to any such Third Party Claim relating to Taxes, the Interest Holders may participate in the conduct thereof and Buyer shall not settle or compromise such Third Party Claim without the consent of the Interest Holders, such consent not to be unreasonably withheld, conditioned or delayed.

                    (e)      If the Indemnifying Party elects not to assume the defense, settlement, adjustment or compromise of an asserted liability, fails to timely and properly notify the Indemnified Party of his, her or its election as herein provided, or, at any time after assuming such defense, fails to diligently defend against such Third Party Claim in good faith, fails to have sufficient financial resources to pay the full amount of such potential liability in connection with such Third Party Claim or if the Indemnified Party is otherwise entitled pursuant to this Agreement to have control over the defense, settlement or compromise of any Claim, the Indemnified Party may, at the Indemnifying Party’s expense, pay, defend, settle, adjust or compromise such asserted liability (but the Indemnifying Party shall nevertheless be required to pay all Losses incurred by the Indemnified Party in connection with such payment, defense, settlement, adjustment or compromise). In connection with any defense of a Third Party Claim (whether by the Indemnifying Parties or the Indemnified Parties), all of the parties hereto shall, and shall cause their respective Affiliates to, cooperate in the defense or prosecution thereof and to in good faith retain and furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested by a party hereto in connection therewith.

          6.4       Set-Off, Etc.

                    (a)      If any Indemnified Party becomes entitled to indemnification from an Indemnifying Party pursuant to this Agreement, such indemnification payment will be made in cash upon demand; provided, however, that a Buyer Indemnified Party may, in its sole discretion, proceed against the escrow fund held under the Escrow Agreement in order to satisfy any such entitlement.

                    (b)      Buyer may, at its option (at any time and from time to time), reduce any amount owed by Buyer or one of its Affiliates to any Interest Holder Indemnified Person under this Agreement (whether pursuant to this ARTICLE VI or otherwise) or any other Transaction Document by all or part of any amount owed by the Interest Holders to Buyer or one of its Affiliates under this Agreement (whether pursuant to this ARTICLE VI or otherwise) or any other Transaction Document expressly including, but not limited to, any amount owed to the Interest Holders pursuant to Section 1.1(d).

                    (c)      Any payment made by the Interest Holders or Buyer pursuant to this ARTICLE VI will be deemed an adjustment to the Purchase Price.

                    (d)      The amount of Losses for which indemnification is provided under this ARTICLE VI shall be offset by amounts that are reimbursable by insurance. The indemnity provisions contained in this ARTICLE VI shall be the Buyer Indemnified Parties’ sole and exclusive remedy for breaches of this Agreement. Buyer agrees to use commercially reasonable efforts to make any claims for insurance, Tax benefits and/or indemnification available from a third party(ies) with respect to Losses for which it will seek indemnification hereunder and to diligently pursue such claims in good faith. If any such insurance proceeds and/or other amounts are received by any Buyer Indemnified Party of any amount otherwise required to be paid to any Buyer Indemnified Party pursuant to this ARTICLE VI, Buyer shall repay to the Interest Holders, promptly after receipt of such insurance proceeds and/or other amounts, the amount that the Interest Holders would not have had to pay pursuant to this ARTICLE VI had such insurance proceeds and/or other amounts been received by the Buyer Indemnified Party prior to such Interest Holder payment under this ARTICLE VI.

          6.5       Taxes. To the extent the provisions of Section 6.3 are inconsistent with the provisions of Section 5.2, the provisions of Section 5.2 shall control as to Losses with respect to Taxes that are subject to Section 5.2 , but Section 6.3 shall otherwise apply to Losses resulting from the inaccuracy or breach as of the date of this Agreement or the date hereof of any covenant of the Interest Holders, any representation or warranty of the Interest Holders and the Company contained in Section 2.7, or any representation, warranty or statement made in any schedule, certificate, document or instrument delivered by the Interest Holders or the Company in connection therewith at or in connection with the Closing, or any third party allegation or Claim based upon facts that, if true, would constitute such an inaccuracy or breach.

          6.6       No Contribution From the Company, Etc. Notwithstanding anything in this Agreement to the contrary: (a) each Interest Holder acknowledges and agrees that it does not have any right of indemnification, contribution or reimbursement from or remedy against the Company as a result of any indemnification it is required to make under or arising out of the breach or inaccuracy of any representation, warranty, covenant or other obligation contained in this Agreement or in any certificate, document or other instrument delivered in connection herewith; and (b) each Interest Holder hereby releases, waives and forever discharges any right to indemnification, contribution or reimbursement that they may have at any time against the Company under or arising out of the breach or inaccuracy of any representation, warranty, covenant or other obligation in this Agreement or in any certificate, document or other instrument delivered in connection herewith.

ARTICLE VII

MISCELLANEOUS

          7.1       Expenses. Each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants, investment bankers or others engaged by such party) in connection with this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby (the “Transaction Expenses” ); provided, however, that the Interest Holders shall bear all of the Transaction Expenses of the Company.

          7.2       Certain Interpretative Matters. The captions of Articles and Sections of this Agreement are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement. As used herein, (a) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (b) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits) and not to any particular provision of this Agreement, (c) Article, Section, paragraph, Exhibit and Schedule references are to the Articles, Sections, paragraphs, Exhibits, and Schedules to this Agreement unless otherwise specified, and

(d) unless the context otherwise requires, the word “or” is not exclusive. Whenever the words “included”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The parties intend that each representation, warranty and covenant herein shall have independent significance. If any party has breached any representation, warranty or covenant contained herein, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant, as the case may be.

          7.3       Notices. All notices or other communications required or permitted hereunder shall be given in writing and given by certified mail, return receipt requested, nationally recognized overnight delivery service, such as Federal Express, facsimile or e-mail (or like transmission) with confirmation of transmission by the transmitting equipment or personal delivery against receipt to the party to whom it is given, in each case, at such party’s address, facsimile number or e-mail address set forth below or such other address, facsimile number or e-mail address as such party may hereafter specify by notice to the other parties hereto given in accordance herewith. Any such notice or other communication shall be deemed to have been given as of the date so personally delivered or transmitted by facsimile (or, if delivered or transmitted after normal business hours, on the next Business Day) or e-mail or like transmission, on the next Business Day when sent by overnight delivery services or five days after the date so mailed if by certified mail return receipt requested:

          If to the Interest Holders or the Mousers individually:

Richard W. Mouser and
Debra S. Mouser
8221 Meadow Pass Court
Wichita, KS 67205-1652

with a copy (not constituting notice) to:

Foulston Siefkin LLP
1551 North Waterfront Parkway
Suite 100
Wichita, KS 67206-3144
Fax No.: (316) 267-6345
E-mail Address: bwood@foulston.com
Attention: William R. Wood II

If to Buyer or the Company:

National Technical Systems, Inc.
24007 Ventura Boulevard
Calabasas, CA 91302
Fax No.: (818) 591-0899
E-mail Address: raffy.lorentzian@ntscorp.com
Attention: Raffy Lorentzian

with a copy (not constituting notice) to:

Sheppard Mullin Richter & Hampton LLP
Four Embarcadero Center, 17th Floor
San Francisco, CA 94111
Fax No.: (415) 403-6074
E-mail Address: jslaby@sheppardmullin.com
Attention: James J. Slaby

          7.4       Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, and the provisions of ARTICLE VI and Section 7.13 hereof shall inure to the benefit of the Indemnified Parties; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto without the prior written consent of the other parties (except that Buyer and, upon the request of Buyer, the Company may collaterally assign, without the consent of any other party hereto, all of their respective rights and obligations under this Agreement (including their rights under covenants, representations, warranties and indemnities) and any other Transaction Document to an Affiliate, to any and all lenders or other financing sources to Buyer, any of its Affiliates or the Company or to any Person who acquires all or substantially all of any of their properties or assets, any and all of whom may enforce their rights and remedies in connection with any such assignment or realization thereon to the extent provided in the applicable security agreements and other debt instruments or at law or in equity. Any purported assignment or delegation in violation of this Agreement shall be null and void ab initio.

          7.5       Entire Agreement. This Agreement and the other Transaction Documents (including the Schedules and Exhibits hereto and thereto) embody the entire agreement and understanding of the parties and their respective Affiliates with respect to the transactions contemplated hereby and merges in, supersedes and cancels all prior written or oral commitments, arrangements or understandings with respect thereto, including the Letter of Intent dated August 31, 2007 among the Company, Buyer and the Interest Holders (and it is understood and agreed that the Confidentiality Agreement dated as of March 30, 2007 between the Company and Buyer shall survive until the consummation of the Closing). There are no restrictions, agreements, promises, warranties, covenants or undertakings with respect to the transactions contemplated hereby other than those expressly set forth in this Agreement and the other Transaction Documents.

          7.6       Modifications, Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by Buyer and the Interest

Holders. Any party hereto may, only by an instrument in writing, waive compliance by any other party or parties hereto with any term or provision hereof on the part of such other party or parties hereto to be performed or complied with. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor will any single or partial exercise of any right or power, or any abandonment or discontinuance of steps to enforce such right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The waiver by any party hereto of a breach of any term or provision hereof shall not be construed as a waiver of any subsequent breach. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

          7.7       Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original, and will become effective when one or more counterparts have been signed by a party and delivered to the other parties. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 7.7, provided that receipt of copies of such counterparts is confirmed.

          7.8       GOVERNING LAW. THIS AGREEMENT AND (UNLESS EXPRESSLY SET FORTH THEREIN) EACH OF THE OTHER TRANSACTION DOCUMENTS SHALL BE GOVERNED BY THE LAWS OF THE STATE OF KANSAS THAT APPLY TO CONTRACTS MADE AND PERFORMED ENTIRELY IN SUCH STATE.

          7.9       Severability. To the fullest extent that they may effectively do so under applicable law, the parties hereto hereby waive any provision of law which renders any provision of this Agreement invalid, illegal or unenforceable in any respect. Such parties further agree that any provision of this Agreement which, notwithstanding the preceding sentence, is rendered or held invalid, illegal or unenforceable in any respect in any jurisdiction shall be ineffective, but such ineffectiveness shall be limited as follows: (a) if such provision is rendered or held invalid, illegal or unenforceable in such jurisdiction only as to a particular Person or Persons or under any particular circumstance or circumstances, such provision shall be ineffective, but only in such jurisdiction and only with respect to such particular Person or Persons or under such particular circumstance or circumstances, as the case may be; (b) without limitation of clause (a), such provision shall in any event be ineffective only as to such jurisdiction and only to the extent of such invalidity, illegality or unenforceability, and such invalidity, illegality or unenforceability in such jurisdiction shall not render invalid, illegal or unenforceable such provision in any other jurisdiction; and (c) without limitation of clause (a) or (b), such ineffectiveness shall not render invalid, illegal or unenforceable this Agreement or any of the remaining provisions hereof.

          7.10       Submission to Jurisdiction; Waiver of Jury Trial. Each party to this Agreement, for itself and its Affiliates, hereby irrevocably and unconditionally:

                       (a)         (i) agrees that any suit, action or proceeding instituted against it by any other party with respect to this Agreement or (unless expressly set forth therein) any other Transaction Document may be instituted, and that any suit, action or proceeding by him, her or it against any other party with respect to this Agreement or any other Transaction Document shall be instituted, only in the courts of the County of Sedgwick of the State of Kansas, or the U.S.

District Court for the District of Kansas (and appellate courts from any of the foregoing) as the party instituting such suit, action or proceeding may in his, her or its sole discretion elect, (ii) consents and submits, for himself, herself or itself and its property, to the jurisdiction of such courts for the purpose of any such suit, action or proceeding instituted against him, her or it by the other and (iii) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law;

                    (b)      agrees that service of all writs, process and summonses in any suit, action or proceeding pursuant to Section 7.10(a) may be effected by the mailing of copies thereof by certified mail, return receipt requested, postage prepaid, to the Company, Buyer or the Interest Holders, as the case may be, at the addresses for notices pursuant to Section 7.3 hereof (with copies to such other Persons as specified therein); provided, however, that nothing contained in this Section 7.10 shall affect the right of the Company, Buyer or the Interest Holders, as the case may be, to serve process in any other manner permitted by law;

                    (c)       (i) waives any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Transaction Document brought in any court specified in Section 7.10(a), (ii) waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum and (iii) agrees not to plead or claim either of the foregoing;

                    (d)      WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY OF ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR (UNLESS EXPRESSLY SET FORTH THEREIN) ANY OTHER TRANSACTION DOCUMENT AND AGREES THAT ANY SUCH DISPUTE SHALL BE TRIED BEFORE A JUDGE SITTING WITHOUT A JURY; and

                    (e)      to the extent it has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself, or its property, hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement and (unless expressly set forth therein) the other Transaction Documents.

          7.11       Specific Performance. Each of the parties hereto acknowledges that Buyer would not have an adequate remedy at law for money damages in the event that any of the covenants or agreements set forth in this Agreement were not performed by the Company or the Interest Holders and, if applicable, their Affiliates in accordance with its terms and therefore, each of the Company and the Interest Holders agrees that Buyer shall be entitled to specific performance, injunctive and other equitable relief in addition to any other remedy to which it may be entitled at law or in equity (without the necessity of proving the inadequacy as a remedy of money damages or the posting of a bond).

          7.12       No Presumption. With regard to each and every term and condition of this Agreement and the other Transaction Documents, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

          7.13       No Third Party Beneficiary. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and, except as provided in Section 6.2 (which is intended to and shall inure to the benefit of, and may be enforced by, each Buyer Indemnified Party or Interest Holder Indemnified Party, as the case may be), nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Without limitation of the right of any Indemnified Party directly to bring and to maintain an action pursuant to Section 6.2 hereof, Buyer may make any indemnification claim under, and may bring and maintain any action in respect of, Section 6.2 hereof on behalf of any Buyer Indemnified Party.

          7.14       Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, Interest Holders, Affiliate, agent, attorney, consultant, representative or principal of Buyer or any Affiliate of Buyer shall have any liability for any liabilities of Buyer under this Agreement or any Transaction Document or for any Claim based on, in respect of, or by reason of, the transactions contemplated hereby or thereby.

          7.15       Schedules. The Schedules to this Agreement shall be arranged in sections and subsections corresponding to the numbered section and lettered subsections of this Agreement, and the exceptions and disclosures in each such section and subsection of the Schedules shall, except as provided in the next sentence, apply only to the correspondingly numbered section and lettered subsection of this Agreement. The information contained in any Schedule shall be deemed to be incorporated by reference in other applicable Schedules if the applicability of such information to such other Schedules is reasonably apparent on its face. Notwithstanding anything in this Agreement to the contrary, (a) reference to any dollar amounts in any representation or warranty will not be deemed to constitute an admission by the Company or the Interest Holders that such amount is material with respect to or otherwise under any provision of this Agreement and (b) inclusion of any item in any Company Disclosure Schedule as an exception to a representation or warranty will not be deemed an admission by the Company or the Interest Holders that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect.

[The next page is the signature page]

          The parties hereto have caused this Interests Purchase Agreement to be executed as of the date first written above.

NTS TECHNICAL SYSTEMS		RICHARD W. MOUSER REVOCABLE TRUST

By:	/s/ Raffy Lorentzian	By:	/s/ Richard W. Mouser

Name:	Raffy Lorentzian	Richard W. Mouser, Co-Trustee

Title: SR Vice President, Chief Financial Officer
		By:	/s/ Debra S. Mouser

Debra S. Mouser, Co-Trustee

DEBRA S. MOUSER REVOCABLE TRUST

By: /s/ Richard W. Mouser

Richard W. Mouser, Co-Trustee

		By:	/s/ Debra S. Mouser

Debra S. Mouser, Co-Trustee

2007 RICHARD W. MOUSER IRREVOCABLE TRUST

		By:	/s/ Debra S. Mouser

Debra S. Mouser, Trustee

/s/ Richard W. Mouser

Richard W. Mouser, in his individual capacity

/s/ Debra S. Mouser

Debra S. Mouser, in her individual capacity

S-1

EXHIBIT A

CERTAIN DEFINED TERMS

          1.       For purposes of the Agreement to which this Exhibit A is attached, the following terms shall have the respective meanings specified below.

          “ Affiliate” means, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such first Person.

          “ Associate” means, with respect to any Person: (a) any corporation, partnership, joint venture or other entity of which such Person is an officer or partner or is, directly or indirectly, through one or more intermediaries, the beneficial owner of 10% or more of: (i) any class or type of equity securities or other profits interest; or (ii) the combined voting power of interests ordinarily entitled to vote for management or otherwise; and (b) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity.

          “ Basket Amount” means an amount equal to .50% of the Purchase Price.

          “ Business Day” means a day other than Saturday, Sunday or any other day which commercial banks in New York, New York are authorized or required by law to close.

          “ Cause” shall mean with respect to Mouser one or more of the following: (i) the conviction of a felony or other crime involving moral turpitude or the commission of any other act or omission involving dishonesty, disloyalty or fraud with respect to the Company or any of its subsidiaries or any of their customers, suppliers or business partners, (ii) reporting to work under the influence of alcohol or illegal drugs, the use of illegal drugs (whether or not at the workplace) or other repeated conduct causing the Company or any of its subsidiaries substantial public disgrace or disrepute or substantial economic harm, (iii) substantial and repeated failure to perform duties as reasonably directed by the Board of Directors of the Company, which failure has not been cured (or commenced to be cured) by Mouser to the Company’s reasonable satisfaction within 10 calendar days following written notice of such failure by the Managing Member(s)/Board of Directors of the Company to Mouser, (iv) any act or omission aiding or abetting a competitor, supplier or customer of the Company or any of its subsidiaries to the material disadvantage or detriment of the Company and its subsidiaries, (v) breach of fiduciary duty or willful misconduct with respect to the Company or any of its subsidiaries or (vi) any other material breach of this Agreement that has not been cured by the Mouser to the Company’s reasonable satisfaction within 10 calendar days after the Company provides written notice to Mouser of such breach.

          “ Class A Interests” means the Class A limited liability company interests of the Company.

          “ Class B Interests” means the Class B limited liability company interests of the Company.

          “ Closing Working Capital” means, as of 12:01 a.m. (Kansas time) on the date hereof as agreed upon by Buyer and Interest Holders concurrent with the execution hereof, the net amount of $150.000.00.

          “ Company” means United States Test Laboratory, L.L.C., a Kansas limited liability company.

          “ Company Agreements” means all contracts to which the Company is a party or by which the Company or any of their respective properties may be bound or affected.

          “ Contract” means any agreement, contract, commitment, instrument, undertaking or arrangement, whether written or oral.

          “ Copyrights” means all copyrights and registrations and applications therefor and all other rights corresponding thereto, and mask works and registrations and applications therefor.

          “ Debt” means (a) all of the indebtedness for borrowed money of the Company , (b) all obligations of the Company evidenced by notes, bonds, debentures or similar instruments (including capital lease obligations), (c) all indebtedness of the Company created or arising under any conditional sale or other title retention agreement, (d) all outstanding obligations of the Company under acceptance, letter of credit or similar facilities, (e) all indebtedness of the type described in clauses (a) and (b) above guaranteed, directly or indirectly, in any manner by the Company , including interest and penalties thereon, (f) any indebtedness of the type described in clauses (a) and (b) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on assets or property owned by the Company , (g) all accrued but unpaid interest (or interest equivalent) to the date of determination related to any items of indebtedness of the type described in clauses (a) through (e) above, and (h) all obligations of the Company for the deferred purchase price of property or services.

          “ Domain Names”means all Internet addresses and domain names.

          “ Employment Agreement” means the Employment Agreement dated as of the date of hereof between the Company and Mouser.

          “ Environmental Laws” means all U.S., state and local statutes, codes, regulations, rules, ordinances, policies, decrees, guidelines, guidances, policies, orders or decisions, including the common law, arising out of or relating to: (a) emissions, discharges, releases or threatened releases of any Hazardous Material into the environment (including ambient air, surface water, ground water, land surface or subsurface strata); (b) the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport or handling of any Hazardous Material; (c) liability for personal injury or property damage arising out of the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport, handling, emission, discharge, release, threatened release, or presence of Hazardous Materials at real property (whether or not owned, leased or used by the Company ); (d) remediation, reclamation or restoration of real property (whether or not owned, leased or used by the Company ); and (e) workplace health and safety and protection of employees from workplace hazards.

          “ Escrow Agent” means U.S. Bank National Association.

          “ Escrow Agreement” means the Escrow Agreement among Buyer, the Interest Holders and the Escrow Agent in the form attached to the Agreement as Exhibit B.

          “ Escrow Amount” means Five Hundred Thousand Dollars ($750,000).

          “ Excluded Assets” means those assets listed on Schedule 1.3(a)(vi).

          “ GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

          “ General Release” means the General Release in the form attached to the Agreement as Exhibit C.

          “ Good Reason” for voluntary termination of employment shall occur upon any of the following: (A) Mouser is assigned, without Mouser’s written consent, to a position having duties, compensation, and geographic location that are not, in all material respects, at least as favorable to Mouser as the position held by Mouser with the Company immediately prior to the date hereof (which shall include, but shall not be limited to, assignment to an office of the Company located outside the city of Wichita, Kansas); or (B) the Company commits a material breach of this Agreement that has not been cured by the Company within 10 calendar days after Mouser provides written notice to the Company of such breach.

          “ Government Authority” means any foreign, United States or international, federal, state or local (or any subdivision thereof), agency, authority, bureau, commission, department or similar body or instrumentality thereof, or any governmental court or tribunal.

          “ Hazardous Materials” means any solid, liquid or gaseous material, alone or in combination, mixture or solution, which is now or hereafter defined, listed or identified as “hazardous” (including “hazardous substances” or “hazardous wastes”), “toxic”, a “pollutant” or a “contaminant” pursuant to any Environmental Law, including asbestos, urea formaldehyde, polychlorinated biphenyls (PCBs), radon, petroleum (including its derivatives, by-products or other hydrocarbons); and any other substance which is subject in any respect to any Environmental Law, or which poses or could pose a threat or nuisance to health or the environment.

          “ Insider” means the Interest Holders, any director or officer of the Company, and any Affiliate, Associate or Relative of any of the foregoing Persons.

          “ Intellectual Property” means all intellectual property rights arising under the laws of any jurisdiction in which the Company currently is conducting business with respect to, arising from or associated with the following: (i) Domain Names; (ii) Marks; (iii) Patents; (iv) Copyrights; (v) Trade Secrets; and (vi) all moral rights, rights of publicity and other intellectual property and proprietary rights of a similar nature.

          “ Knowledge” means, when used with respect to (a) the Company, the actual knowledge after reasonable inquiry of Richard Mouser or Debra Mouser after reasonable inquiry.

          “ Law” or “Laws” means all statutes, codes, ordinances, decrees, rules, regulations, standards, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, injunctions, decisions, rulings or awards, policies or other requirement of any Government Authority, or any provisions or interpretations of the foregoing, including general principles of common and civil law and equity, binding on or affecting the Person referred to in the context in which such word is used.

          “ Legal Expenses” means the fees, costs and expenses of any kind incurred by any Person indemnified herein and its counsel in investigating, preparing for, defending against or providing evidence, producing documents or taking other action with respect to any threatened or asserted Claim.

          “ Lien” means any lien, charge, claim, pledge, security interest, conditional sale agreement or other title retention agreement, lease, mortgage, security agreement, right of first refusal, option, restriction, tenancy, license, covenant, right-of-way, easement or other encumbrance (including the filing of, or agreement to give, any financing statement under the UCC or any other Law of any jurisdiction).

          “ Losses” means any and all demands, claims, complaints, actions or causes of action, suits, proceedings, investigations, arbitrations, assessments, losses, damages, liabilities (whether asserted or unasserted, absolute or contingent) or obligations (including those arising out of any action, such as any settlement or compromise thereof or judgment or award therein) and any fees, costs and expenses related thereto, including interest, fines, penalties, fees, disbursements and amounts paid in settlement (including any reasonable Legal Expenses).

          “ Marks” means all trade names, trademarks and service marks (registered and unregistered), trade dress, industrial designs, brand names, brand marks, service names, logos, emblems, signs or insignia, and similar rights and applications to register any of the foregoing, and all goodwill associated therewith throughout the world.

          “ Material Adverse Effect” means any circumstance, state of facts or matters, change, event, occurrence, action or omission that could have or result in a material adverse effect on (i) the business, assets, liabilities, results of operation, operations, financial condition or EBITDA of the Company, taken as a whole, or (ii) the ability of the Company or the Interest Holders to perform their respective obligations under this Agreement or any other Transaction Document.

          “ New Leases” means the Real Property Lease between the Company and TCK, L.L.C. in the form of Exhibit D-1.

          “ Ordinary Course” means, with respect to an action taken by a Person:

                    (a)       such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person;

                    (b)       such action is not required to be authorized by the managing member(s)/board of directors (or similar governing body) or equity holders of such Person (or by any Person or group of Persons exercising similar authority) and is not required to be specifically authorized by the parent company (if any) of such Person;

                    (c)       such action is similar in nature and magnitude to actions customarily taken, without any authorization by the managing member(s)/board of directors (or similar governing body) or equity holders of such Person (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person; and

                    (d)       consistent with the representations and warranties in Section 2.8(b).

          “ Parent Guaranty” means that certain guaranty to be delivered by National Technical Systems, Inc. to the Interests Holders guaranteeing the obligations of Buyer under Section 1.1(d) hereof.

          “ Patents” means all patents, patent applications (including any divisionals, continuations, continuations-in-part, renewals, reexaminations, extensions, and reissues) and rights in respect of utility models or industrial designs.

          “ Permit” means any franchise, approval, permit, consent, qualification, certification, authorization, license, order, registration, certificate, variance or other similar permit, right or authorization from any Government Authority and all pending applications therefor.

          “ Permitted Liens” means all:

                    (a)       liens for Taxes, assessments and other governmental charges which are not due and payable and which may thereafter be paid without penalty;

                    (b)       the title and other interests of a lessor under a capital or operating lease or of a licensor under a license or royalty agreement;

                    (c)       such minor imperfections in title as do not detract in any material respect from the value or utility of the subject property in the operation of the business that uses such property.

          “ Person” means any individual, corporation, partnership, joint venture, trust, unincorporated organization, limited liability company, estate, association, joint stock company, company other form of business or legal entity or Governmental Authority.

          “ Purchase Price” means $12,500,000.

          “ Real Properties” means all real properties and interests in real properties (including any leasehold interests, licenses, options or reversionary interests), together with all fixtures, fittings, buildings, structures and other improvements erected thereon, and easements, rights of way, water lines, rights of use, licenses, hereditaments, tenements, privileges and other appurtenances thereto (such as appurtenant rights in and to public streets).

          “ Real Property Leases” means all leases, subleases, licenses and other occupancy agreements, and all amendments, modification or supplements thereto or renewals thereof, relating to Real Properties and to which the Company is a party or pursuant to which the Company uses or occupies any Real Property.

          “ Relative” of a Person means such Person’s spouse, such Person’s parents, sisters, brothers, children and the spouses of the foregoing, and any member of the immediate household of such Person.

          “ Remedial Action” means all action required under applicable Laws: (x) to cleanup, remove, treat or in any other way remediate any chemical, Hazardous Material or waste containing any chemical or Hazardous Material in the environment; (y) to prevent the release of any chemical, Hazardous Material or waste containing any chemical or Hazardous Material so that they do not endanger or otherwise adversely affect the environment or public health or welfare; or (z) to perform pre-remedial studies, investigations or monitoring, in or under any real property, assets or facilities.

          “ Representatives” of any Person mean such Person’s officers, directors, employees, agents, counsel, accountants, financial advisors, consultants and other representatives.

          “ Securities Act” means the Securities Act of 1933, as amended.

          “ Specified Basket Representations” means Sections 2.1 (first sentence only) (Organization and Good Standing), 2.2 (Capitalization), 2.3(a), 2.3(b), 2.3(c) and 2.3(d)(i), (iii)-(v) and 2.3(e) (Authority, Approvals, Enforceability and Consents), 2.7 (Taxes), 2.15 (Employee Benefit Plans), 2.19(a) (first sentence only) (Title) and 2.23 (Brokers).

          “ Specified Cap Representations” means Sections 2.1 (first sentence only) (Organization and Good Standing), 2.2 (Capitalization), 2.3(a), 2.3(b), 2.3(c) and 2.3(d)(i), (iii) - (v) and 2.3(e) (Authority, Approvals, Enforceability and Consents), 2.7 (Taxes), 2.15 (Employee Benefit Plans), 2.17 (Environmental Matters), 2.19(a) (first sentence only) (Title) and 2.23 (Brokers).

          “ Subsidiary” means any Person more than 50% of the outstanding Voting Securities of which is owned or controlled, directly or indirectly, by the Company.

          “ Tax” or “Taxes” means all federal, state, local, and foreign taxes, and other charges, duties or assessments of any kind whatsoever (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto, imposed by any Tax Authority, and including any such taxes imposed upon third parties for which the Company has liability as an indemnitor or successor. “Tax” includes, without limitation, (i) all income (whether net or gross), excise, franchise, real or personal property, sales, transfer, gains, gross receipts, occupation, privilege, payroll, wage, unemployment, workers’ compensation, social security, national health contributions, pension and employment insurance contributions, use, value added, capital, license, severance, stamp, premium, windfall profits, environmental, capital stock, profits, withholding, disability, employment, alternative or add-on minimum, estimated or other tax of any kind whatsoever (whether disputed or not), including, without limitation, any related charges, fees, interest, penalties, additions to tax or other assessments and (ii) liabilities for the payment of any amounts as a result of being a member of an affiliated, combined, or unitary group or otherwise.

          “ Tax Audit” means any audit, assessment, or other examination relating to Taxes by any Tax Authority or any judicial or administrative proceedings relating to Taxes.

          “ Tax Authority” means the IRS and any other domestic or foreign governmental entity responsible for the administration of any Taxes.

          “ Tax Returns” means all federal, state, local, and foreign tax returns of any kind whatsoever, including any declarations, statements, reports, schedules, forms, and information returns and any amendments thereto.

          “ Third Party” means any Person other than the Company, the Interest Holders or Buyer or any of their respective Affiliates.

          “ Trade Secrets” means all know-how, discoveries, trade secrets, methods, processes, technical data, specifications, research and development information, technology, data bases, and other proprietary or confidential information , including customer lists, in each case that derives economic value from not being generally known to other Persons who can obtain economic value from its disclosure, but excluding any Copyrights or Patents that cover or protect any of the foregoing.

          “ Transaction Document” means the Agreement and the other agreements, instruments, certificates and documents contemplated hereby and thereby, including each exhibit and schedule hereto and thereto.

          “ UCC” means the Uniform Commercial Code, as amended, and any successor thereto.

          “ Voting Securities” means any class or classes of ownership interests of a Person pursuant to which the holders thereof have the general power under ordinary circumstances to vote with respect to the election of the Managing Member(s)/Board of Directors (or similar body), irrespective of whether or not, at the time, any other class or classes of interests shall have, or might have, voting power by reason of the happening of any contingency.

          2.        The following terms are defined in the Sections indicated below.

Term	Section

338(h)(10) Election	5.2(i)(i)
Administration	2.18
Agreement	Preamble
Balance Sheet Date	2.5
Benefit Plans	2.15(a)
Buyer	Preamble
Buyer Indemnified Parties	6.2(a)
Cap Amount	6.2(a)
Claims	2.8(a)
Closing	1.2
Code	2.15(c)
Company Balance Sheet	2.5
Company Financial Statements	2.4(a)

Company IP	2.11(a)
Company Patents	2.11(a)
Company Registered Copyrights	2.11(a)
Company Registered Domain Names	2.11(a)
Company Registered IP	2.11(a)
Company Registered Marks	2.11(a)
Competing Business	5.1(b)
Debra Mouser	Preamble
Earn Out Period	1.1(d)(i)(A)
Election Forms	5.2(i)(i)
ERISA	2.15(a)
FIRPTA Certificate	2.7(o)
Indemnification Claim Notice	6.3(a)
Indemnified Party	6.3(a)
Indemnifying Party	6.3(a)
Insider Transactions	2.16
Insurance Policies	2.12
Interest Holder Indemnified Parties	6.2(c)
Interest Holders	Preamble
Interests	Preamble
Judgments	2.8(a)
Leased Real Property	2.9(b)
Maximum Earn Out Amount	1.1(d)(i)
Mousers	Preamble
Net Revenues	1.1(d)(iii)
Noncompetition Period	5.1(b)
OSHA	2.18
Pass Through Income Tax	5.2(a)
Proceeding Notice	5.2(f)
Revenue Target	1.1(d)(i)(A)
Richard Mouser	Preamble
Straddle Period	5.2(c)
Subleases	2.9(j)
Tax Adjustment	5.2(i)(iii)
Tax Adjustment Notice	5.2(i)(iii)
Tax Notice	5.2(f)
Third Party Claim	6.3(b)
Third Party Indemnification Claim Notice	6.3(b)
Transaction Expenses	7.1

INTERESTS PURCHASE AGREEMENT

dated as of December 5, 2007

among

the Richard W. Mouser Revocable Trust,

the Debra S. Mouser Revocable Trust,

the 2007 Richard W. Mouser Irrevocable Trust,

Richard W. Mouser, in his individual capacity,

Debra S. Mouser, in her individual capacity

and

NTS Technical Systems

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4.3	Brokers	4

ARTICLE V ADDITIONAL AGREEMENTS		4
5.1	Covenant Not to Compete; Non-Solicitation; Confidentiality	4
5.2	Taxes	4

ARTICLE VI SURVIVAL AND INDEMNIFICATION		4
6.1	Survival	4
6.2	Indemnification	4
6.3	Indemnification Procedures	4
6.4	Set-Off, Etc	4
6.5	Taxes	4
6.6	No Contribution From the Company, Etc	4

ARTICLE VII MISCELLANEOUS		4
7.1	Expenses	4
7.2	Certain Interpretative Matters	4
7.3	Notices	4
7.4	Assignment	4
7.5	Entire Agreement	4
7.6	Modifications, Amendments and Waivers	4
7.7	Counterparts	4
7.8	GOVERNING LAW	4
7.9	Severability	4
7.10	Submission to Jurisdiction; Waiver of Jury Trial	4
7.11	Specific Performance	4
7.12	No Presumption	4
7.13	No Third Party Beneficiary	4
7.14	Non-Recourse	4
7.15	Schedules	4

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LIST OF SCHEDULES AND EXHIBITS

Exhibit 1.3(A)	Trustees of the Richard W. Mouser Revocable Trust Certificate
Exhibit 1.3(B)	Trustees of the Debra S. Mouser Revocable Trust Certificate
Exhibit 1.3(C)	Trustee of the 2007 Richard W. Mouser Irrevocable Trust Certificate
Exhibit A	Certain Defined Terms
Exhibit B	Escrow Agreement
Exhibit C	General Release
Exhibit D-1	New Leases

Schedule 1.3(a)	Resigning Directors and Officers
Schedule 1.3(a)(vi)	Excluded Assets
Schedule 2.1	Foreign Jurisdictions
Schedule 2.3	Consents
Schedule 2.6	Absence of Certain Changes
Schedule 2.7(g)	Tax Return Jurisdictions
Schedule 2.7(h)	Taxable Income
Schedule 2.8(a)	Claims and Judgments
Schedule 2.8(c)	Material Permits
Schedule 2.9(a)	Owned Real Property
Schedule 2.9(b)	Leased Real Property
Schedule 2.9(j)	Subleases
Schedule 2.11(a)-1	Company Registered Domain Names
Schedule 2.11(a)-2	Company Registered Marks
Schedule 2.11(a)-3	Company Patents
Schedule 2.11(a)-4	Company Registered Copyrights
Schedule 2.12	Insurance
Schedule 2.13(a)	Company Agreements
Schedule 2.14(a)	Employees
Schedule 2.14(b)	Independent Contractors, Leased Employees
Schedule 2.15(a)	Benefit Plans
Schedule 2.16-1	Contracts with Insiders
Schedule 2.16-2	Insider Transactions since June 30, 2003
Schedule 2.18	Citations Under OSHA
Schedule 2.19	List of Assets
Schedule 2.21	Top 10 Customers
Schedule 2.22(a)	Bank Accounts; Authorized Signatories
Schedule 3.1	Interest Holder Ownership

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